                                                                    EXHIBIT 99.1
                                                               [ENGLISH SUMMARY]


                                QUARTERLY REPORT
          (For the period from January 1, 2003 through March 31, 2003)





To:        The Financial Supervisory Commission of Korea


Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, Hanaro Telecom, Inc. (the "Company") is submitting this annual report.


                                  May 15, 2003






Company Name       : Hanaro Telecom, Inc.
President & CEO    : In-Haeng Lee
Head Office        : Kukje Electronics Center Building, 23rd Floor,
                     Seocho-dong, 1445-3, Seocho-ku, Seoul, Korea, 137-728 Tel.) 82-2-6266-2380

     This is an English-language summary of the Company's quarterly report, which was originally prepared in Korean in accordance with the applicable laws of Korea. The quarterly financial statements in the report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the report are expressed in Korean won ("KRW" or "Won").

                           FORWARD-LOOKING STATEMENTS

     This quarterly report to the Financial Supervisory Commission of Korea contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning its market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage and increases in the number of subscribers to its services. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

I.   COMPANY INFORMATION

1.   Objectives of the Company

     A)   Scope of Business

          -    Provide local telephony services

          -    Lease telecommunications lines and facilities related thereto

          -    Establish, own and operate telecommunications networks

          - Manufacture, sell and supply equipment and/or machines incidental or related to telecommunications business

          -    Research and develop technologies related to telecommunications

          -    Initiate future telecommunications business

          - Lease communication bureau buildings, and facilities thereof, pursuant to telecommunications laws in Korea

          - Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items, and perform any activities or business mandated by pertinent telecommunications laws in Korea.

     B)   Long distance/International Telephony Service

          (a)  Long distance & International Telephony

          - Date of the resolution of the board of directors on application for the service license : September 12, 2002

          -    Date of submission of application : September 30, 2002

          -    Date of license : January 28, 2003

          -    Purpose

               I.   Provision of one-stop total service of
                    local/long-distance/international telephony

               II. Revenue generation and cost reduction pursued through maximization of existing network

          -    Service plan

               I.   Long-distance telephony

                    o Date of service launch : January 1, 2004 (pilot service : October 1, 2003)

                    o    Service coverage : nationwide voice coverage

               II.  International telephony

                    o Date of service launch : January 1, 2004 (pilot service : October 1, 2003)

                    o Service coverage : worldwide (11 countries in the first year)

          -    Maximization of telecommunications infrastructure

               I.   Long-distance

                    o Through utilization of the existing network, the Company expects to save approximately KRW130 billion in CAPEX and KRW14 billion in costs until 2008.

               II.  International telephony

                    o Through utilization of the existing network, the Company expects to save approximately KRW48 billion in CAPEX and KRW19 billion in costs until 2008.

          - R&D : A total of KRW37.1 billion is expected to be incurred in R&D costs in the period from 2003 to 2008

          - The above plan concerning the long-distance/international telephony service may change subject to approval for the long-distance and international telephony licenses.

          - The Long Distance & International Telephony service will commence after appropriate amendments are made to the Articles of Incorporation.

2.   History of the Company

     A)   Major changes

          i)   Date of establishment: September 26, 1997

          ii) Address of head office: Kukje Electronics Center Building, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728

          iii) Status on head office and branch offices

                      Name               Place     Important Business Activities
               -----------------------------------------------------------------
                   Head Office           Seoul          Overall management
               -----------------------------------------------------------------
                 Kangnam branch          Seoul       o  Sales planning and
               -----------------------------------      management
                 Kangbuk branch          Seoul
               -----------------------------------   o  Sales and promotion
               Metropolitan North       Kyunggi         activities
                     branch
               -----------------------------------   o  Installation, operation
               Metropolitan South       Kyunggi         and management of
                     branch                             telecommunications
               -----------------------------------      facilities
                Chungchung branch       Taejeon
               -----------------------------------   o  Building
                 Kyungbuk branch         Taegu          telecommunications
               -----------------------------------      infrastructure
                  Honam branch          Kwangju
               -----------------------------------   o  Budget planning, asset
                  Busan branch           Busan          management, general
               -----------------------------------      administration
                 Kangwon branch         Kangwon
               -----------------------------------
                  Cheju branch        Cheju Island
               -----------------------------------

          iv)  Status on board of directors (See "Board of Directors")

          v)   Changes in the Largest Shareholder

               -    From inception to December 8, 1999: Dacom Corporation

               - From December 9, 1999 to January 3, 2000: Samsung Electronics Co., Ltd.

                    and its affiliated company

               - Since January 3, 2000: Dacom Corporation and its affiliated companies (On January 3, 2000, the Korean Fair Trade Commission designated Dacom Corporation as a member company of the LG group. Accordingly, Dacom Corporation's shareholding in the Company includes the shares owned by other member companies of the LG group).

          vi)  Material changes in objectives of the Company

               Before change                           After change
               -----------------------------------------------------------------
               Realty and related             To lease communication bureau
               facilities lease               buildings, and facilities
                                              incidental to telecommunications
                                              business
               -----------------------------------------------------------------
               Advertising and                            Deleted
               publishing business
               -----------------------------------------------------------------

               * The Articles of Incorporation were amended at the Annual General Meeting of Shareholders held on March 31, 1998.

          vii) Other material events

                 Date                           Changes
               ---------      --------------------------------------------------
               Sep. 1997      First general meeting of shareholders convened
               -----------------------------------------------------------------
               Feb. 1998      Secured telephone codes for providing local
                              telephony services
               -----------------------------------------------------------------
               Feb. 1998      Acquired WLL frequency of 2.3GHz bandwidth for
                              20MHz down- and up-stream
               -----------------------------------------------------------------
               Jun. 1998      Registered as a special service provider (Internet
                              phone, etc.)
               -----------------------------------------------------------------
               Oct. 1998      Launched high speed Internet access services
                              through CATV
               -----------------------------------------------------------------
               Apr. 1999      Launched local telephony services and high-speed
                              Internet access services in four major cities
               -----------------------------------------------------------------
               Dec. 1999      Obtained perpetual license to provide leased line
                              services
               -----------------------------------------------------------------
               Mar. 2000      Listed 24 million ADRs on NASDAQ
               -----------------------------------------------------------------
               May 2000       Opened Internet Data Center, N-GENE
               -----------------------------------------------------------------
               May 2000       Launched intelligent network service (i.e.
                              toll-free service)
               -----------------------------------------------------------------
               July 2000      Commercial LMDS service launched
               -----------------------------------------------------------------
               Feb. 2002      Commercial Hanafos Anyway (Wireless LAN) service
                              launched
               -----------------------------------------------------------------
               Oct. 2002      Launched low basic fee telephone service for
                              residential subscriber
               -----------------------------------------------------------------
               Jan. 2003      Obtained long service license for long-distance
                              and international telephony services
               -----------------------------------------------------------------

          viii) M&A, transfer of business

               1)   Date of board resolution : February 19, 2002

               2)   Details of transfer

                    -    Company name: DreamX.net Co.

                    - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)

                    - Decrease on assets (KRW 320 million), revenue (KRW 27.8 billion) and costs(KRW 49.9 billion)

               3)   Purpose of transfer: integration of the Company's e-business

          ix)  Material telecommunications facilities owned by the Company


                                                                     (Unit: in millions of Won)

                                                                       Date of      Acquisition
                   Description                  Item                 Acquisition      Amount
                   -----------                  ----                 -----------    -----------
               Switches               Routers                          Jan. 03         3,000
                                      Routers                          Mar. 03         4,331
               -----------------------------------------------------------------------------
               Network facilities     CMTS                             Jan. 03         3,206
                                      DWDM                             Jan. 03         1,548
                                      VDSL Connection Switches         Feb. 03         1,198
                                      VDSL Connection Switches         Feb. 03         1,152
                                      IP-DSLAM (VDSL services)         Feb. 03         9,630
                                      IP-DSLAM (VDSL services)         Feb. 03         4,127
                                      IP-DSLAM (VDSL services)         Feb. 03         5,148
               -----------------------------------------------------------------------------

          x)   Events of importance in relation to business activities

               See "Other material events".

     B)   Designated as a large conglomerate group

          i)   Name of the group : Hanaro Telecom, Inc.

          ii)  Changes in subsidiary

               -    Sep '97: Established Hanaro Telecom, Inc.

               - Feb '98: Established Hanaro Realty Development & Management Co., Ltd.

               -    Oct '98: Established Hanaro Customer Service, Inc.

               -    Jan '00: Acquisition of Hanaro Web(n)TV

               -    Mar '00: Acquisition of M-commerce Co., Ltd.

               -    Mar '00: Established Hanaro Interdesk Co., Ltd.

               -    July '00: Established Hanaro Technologies, Inc.

               - July '00: Named as "Business group subject to restrictions on mutual shareholding"

               -    Dec '01: Acquisition of controlling stake in Dreamline Co.,
                    Ltd.

               - Jan '02: A merger between Hanaro Customer Service, Inc. and Interdesk Co., Ltd. (The name of the merged corporation is Hanaro T&I.)

               - Feb '02: Fair Trade Commission of Korea approved Dreamline Co., Ltd. and DreamX.net Co., Ltd. as Hanaro Telecom's affiliated companies. (DreamX.net Co., Ltd. changed its name to HanaroDream Corp.)

               - Nov. '02: Hanaro Technologies, Inc. excluded from Hanaro Telecom's affiliated company.

               - Dec. '02: Fair Trade Commission of Korea approved Korea Digital Cable Media Center as Hanaro Telecom's affiliated companies.

          iii) Status on affiliated companies (as of May 15, 2003)

               -    Hanaro Telecom, Inc. (Listed)

                -   Dreamline Co., Ltd. (Listed)

                -   Hanaro Web(n)TV Co., Ltd (Unlisted)

                -   Hanaro Realty Development & Management Co., Ltd (Unlisted)

                -   Hanaro Telephone & Internet Information, Inc (Unlisted)

                -   HanaroDream Corp. (Unlisted)

                -   M-commerce Co., Ltd. (Unlisted)

                -   Korea Digital Cable Media Center (Unlisted)

               iv)  Regulation

                - "Business Group subject to Restrictions on Mutual Shareholding" according to the relevant law regarding monopoly regulation and fair trade

                    a.   Designated on April 1, 2003

                    b.   Summary of regulation

                         -    Cross-ownership among affiliates prohibited

                         - Limit on guarantee provision to affiliated companies

                         -    Board approval and public disclosure of
                              large-scale internal trading required

                         - Reporting of shareholding and guarantee obligation status


3.   Changes in paid-in capital

     A)   Changes in paid-in capital

                                                                             (Unit: share, Won /share, in billion of Won)

                                                                      Changes in paid-in Capital
                                          -------------------------------------------------------------------------------
                                                                Number of                   Offering        Cumulative
          Date         Offering Type      Kind of Shares      Shares Issued    Par Value      Price       Paid-in Capital
          ----         -------------      --------------      -------------    ---------      -----       ---------------
          1997.9.26    Initial Shares     Common Stock          120,082,200      5,000         5,000            600.4
          1998.1.22      Right Issue      Common Stock           19,917,800      5,000         5,000            700.0
          1998.10.2      Right Issue      Common Stock           44,012,222      5,000         5,800            920.0
          1999.8.5.      Right Issue      Common Stock           55,987,778      5,000        11,800          1,200.0
          2000.3.29     Issue of ADR      Common Stock           24,000,000      5,000      US$15.51          1,320.0
          -----------------------------------------------------------------------------------------------------------
          2002.3.20      Exercise of      Common Stock            2,990,394      5,000         5,000          1,335.0
                          warrants
          -----------------------------------------------------------------------------------------------------------
          2002.3.22      Exercise of      Common Stock            4,226,094      5,000         5,000          1,356.1
                          warrants
          -----------------------------------------------------------------------------------------------------------
          2002.3.27      Exercise of      Common Stock            2,718,540      5,000         5,000          1,369.7
                          warrants
          -----------------------------------------------------------------------------------------------------------
          2002.3.28      Exercise of      Common Stock            3,286,962      5,000         5,000          1,386.1
                          warrants
          -----------------------------------------------------------------------------------------------------------
          2002.3.29      Exercise of      Common Stock            2,100,690      5,000         5,000          1,396.6
                          warrants
          -----------------------------------------------------------------------------------------------------------

     B)   Expected changes in capital

          1. Issuance of the 13th Non-registered, non-guaranteed Bonds with Warrants

               a.   Date of Board Resolution: February 16, 2001

               b.   Specifics of expected changes

                    o Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2006

                    o On March 6, 2002, we exercised our put option and repaid the US$100,000,000 bonds in full

                    o As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 9,391,320

                    o As of November 14, 2002, amount of capital increase upon the exercise of warrants: KRW 46,957 million

                    o Exercise price: KRW 5,000 (at exchange rate of KRW1,235.70/US$)

                    o Adjustment to Exercise price from KRW 6,500 to KRW 5,000/share on June 7, 2001

                    o As of November 14, 2002, 15,322,680 shares of our common stock have been issued upon exercise of warrants.

          2. Issuance of the 18th Non-registered, non-guaranteed Bonds with Warrants

               a.   Date of Board Resolution: February 19, 2002

               b.   Specifics of expected changes

                    o Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2007

                    o As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 3,315,710

                    o As of November 14, 2002, expected amount of capital increase upon the exercise of warrants: KRW 19,818 million

                    o Adjustment to Exercise price from KRW 7,388 to KRW 5,977/share on May 27, 2002 (at exchange rate of KRW 1321.20/US$).

                    o Adjustment to Exercise price from KRW 5,977 to KRW 5,000/share on August 26, 2002 (at exchange rate of KRW 1,321.20/US$).


     C)   Bonds with Warrants


                                          13th Zero coupon bonds    18th Zero coupon bonds            Total
                                          ----------------------    ----------------------     ------------------
          Date of issuance                    March 6, 2001           February 26, 2002                 -
          -------------------------------------------------------------------------------------------------------
          Total face value                 KRW 123,570,000,000       KRW 132,120,000,000
          -------------------------------------------------------------------------------------------------------
          Type of offering                   Public offering           Public offering                  -
          -------------------------------------------------------------------------------------------------------
          Exercise period                     Jun. 6, 2001 -            May. 26, 2002 -                 -
                                               Feb. 6, 2006              Jan.26. 2007
          -------------------------------------------------------------------------------------------------------
          Exercise price                        KRW 5,000                 KRW 5,000                     -
          -------------------------------------------------------------------------------------------------------
          Type of shares to be issued    Registered common stock   Registered common stock              -
          -------------------------------------------------------------------------------------------------------

                                          13th Zero coupon bonds    18th Zero coupon bonds            Total
                                          ----------------------    ----------------------     ------------------
          Amount of exercised warrants      KRW 76,613,400,000                -                KRW 76,613,400,000
          -------------------------------------------------------------------------------------------------------
          Shares issued upon exercise           15,322,680                    -                    15,322,680
              of warrants
          -------------------------------------------------------------------------------------------------------
          Amount of remaining warrants      KRW 46,956,600,000        KRW 19,817,999,704       KRW 66,774,599,704
          -------------------------------------------------------------------------------------------------------
          Number of shares to be                9,391,320                 3,963,600                13,354,920
              issued upon exercise
          -------------------------------------------------------------------------------------------------------

          Note) The initial exercise price of 18th Zero coupon bonds was adjusted from KRW 5,977/share to KRW 5,000/share on August 26, 2002. The 13th Zero coupon bonds were repaid on March 6, 2002 and the amount of remaining warrants represents the balance of warrants to be exercised.

4.   Number of shares issued

     A)   Total number of shares issued (As of March 31, 2003)

                                                                   (Unit: share)

          Number of authorized shares    Number of shares issued and outstanding
          ---------------------------    ---------------------------------------
                 480,328,800                          279,322,680
          ----------------------------------------------------------------------

     B)   Descriptions of the shares issued and outstanding (As of March 31,
          2003)

                                                                                               (Unit: share, Won)

                                         Number of shares         Amount of paid-in
                   Type                    outstanding                 capital         Remark
          -----------------------        ----------------         -----------------    --------------------------
          Registered Common Stock          279,322,680              1,396.613,400      Par value: KRW 5,000/share

     C)   Stock options (As of May 15, 2003)

          The Company granted stock purchase options to its officers and employees by a resolution of the shareholders at a general meeting held in 1999 & 2000. (Unit: share)

                             Share type for the
              To                   option                      Number of option              Outstanding
          -------------      ------------------                ----------------              -----------
          Officers             Common Stock                         331,100                     311,100
          Employees            Common Stock                       1,610,466                   1,410,053
                                                                  ---------                   ---------
                  Total                                           1,941,566                   1,721,153
                                                                  ---------                   ---------

           Note 1) The stock option rights are exercisable for a period of five (5) years commencing on the third anniversary of the date of the special resolution of the shareholders conferring such stock purchase option.

           Note 2) The decrease in the total number of outstanding option is due to resignation of employees.

     D)   Shares owned by employees (Employees Stock Ownership Association)

                                                                                (Unit: share)
          -----------------------------------------------------------------------------------
              Type           Beginning of 2003      Changes in 1Q 2003    As of Mar. 31, 2003
          -----------------------------------------------------------------------------------
          Common Stock            1,662,678                -14,935               1,647,725
             Total                1,662,678                -14,935               1,647,725


5.   Description on voting rights (As of May 15, 2003)

                                                                   (Unit: share)
                       Description                              Number of shares
                       -----------                              ----------------
     1. Shares with voting right (one vote for each share)        279,322,680
                                                                  -----------
        a. Total outstanding shares                               279,322,680
     2. Shares with restricted voting right(1), (2)                42,606,334
     3. Shares with unrestricted voting right                     239,716,346
                                                                  -----------

     1) The Korean Securities and Exchange Act provides that, for the purpose of securing transparency, a shareholder whose shareholding ratio in a company exceeds 3% of the total outstanding shares can exercise his voting rights only up to 3% of the company's total number of shares outstanding for electing the company's auditor. As of May 15, 2003, 5 shareholders each had more than 3% in the Company's total shareholding. The total number of shares owned by the 5 shareholders was 81,589,694 shares and out of 81,589,694 shares 39,642,334 shares had restricted voting right to elect members of audit committee. The total outstanding shares of 279,322,680 shares includes 15,322,680 shares which represent the number of shares issued pursuant to exercise of warrants during March 2002.

          Name of Shareholder          Number of shares owned        Number of shares in excess of 3%
          -------------------          ----------------------        --------------------------------
          Samsung Electronics               23,542,281                         15,162,601
          Dacom                             19,753,656                         11,374,976
          SK Telecom                        15,117,710                          6,738,030
          Daewoo Securities                 12,000,000                          3,620,320
          LG Electronics                    11,175,047                          2,795,367
                                            ----------                         ----------
                Total                       81,589,694                         39,691,294
                                            ----------                         ----------


       2) As of October 8, 2002, Fair Trade Commission of Korea regulated 3 shareholders' voting right with respect to limitation on amount of investment to third party.

                                                                          Number of shares
                 Name of Shareholder         Number of shares owned    without voting rights     Shareholding (%)
                 -------------------         ----------------------    ---------------------     ----------------
           Hyundai Elevator                        1,570,000                 1,570,000                 0.56
           Hyundai Merchant and Marine             1,086,288                 1,086,288                 0.39
           SK Engineering and Construction           258,752                   258,752                 0.09
                                                   ---------                 ---------                 ----
                        Total                      2,915,040                 2,915,040                 1.04
                                                   ---------                 ---------                 ----

6.   Dividend

                                                                                         (Unit: share, KRW)

           Description                     2002          2001           2000          1999          1998
     ------------------------            --------      --------       --------       -------         ------
     Net Income (KRW million)            -123,140      -244,113       -299,118       -70,901         29,466
     EPS (KRW/Share)                         -446          -925         -1,160          -343            197
     Dividend                                   -             -              -             -              -

     Note) Under the Articles of Incorporation, the Company is permitted to pay dividends to its shareholders beginning in the first fiscal year in which its aggregate carried-over loss incurred since the date of commencement of its services has been made up in full.

II.   BUSINESS

1.   INTRODUCTION

     A)   Current status of the industry

          (1)  Characteristics of the industry

               The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

               Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered as a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency. As a result, the industry has witnessed rapid privatization and liberalization.

               In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line and wireless communications services and upgrading and modernizing local loops is one of the most important tasks in building a knowledge-based information society.

               In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

               Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

               Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly due to a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. As opposed to the fixed line, broadband Internet access services market of ADSL and cable modem that had experienced rapid growth, is expected to see stable growth going forward.

               As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, among other things, the wireless voice communications and exchange of information through the wireless Internet access.

          COMPETITION IN MAJOR COMMUNICATIONS SERVICE MARKETS IN KOREA

                                   Number of
          Service               Service Provider         Service Provider
          -------               ----------------         ----------------
  Local Telephony Service               2              KT, Hanaro Telecom
   Long Distance Service                3              KT, Dacom, Onse Telecom
International Call Service              3              KT, Dacom, Onse Telecom
      Mobile Service                    1              SK Telecom
        PCS Service                     2              KT Freetel, LG Telecom


          The characteristics and changes of Korea's telecommunications industry can be summarized as the following:

          o Internet and mobile phone services are leading the changes in the communications industry.

               - Due to the increasing Internet usage, demand for data traffic has increased significantly.

               - Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.

                    *    As of the end of 1Q 2003, mobile subscribers reached
                         32.86 million. (Source: Ministry of Information and Communication)

          o    Integration of communications and broadcasting services

               - Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video images.

                    * In the case of a local loop, existing traditional telephony networks have evolved into broadband networks such as FTTC, FTTO, CATV networks and wireless local loops (WLL))

               - The barriers between communications and broadcasting services will disappear and communications and broadcasting services can be provided over the same network.

          o    Integration of fixed line and wireless communications

               - Various wireless services will be integrated into IMT-2000 service

               - Fixed-line networks and IMT-2000 networks will be inter-operated, combining fixed line and wireless communications services.

               - Multiple services can be provided over the same network, and a service provider who owns the network facilities will decide the significance of its presence in the market in the future.

          o    Liberalization and globalization of the communications market

               - Due to the entry into the WTO, global competition transcending national borders has begun.

               - Numerous business partnerships and alliances are formed between communications service providers in the world.

                    * They pursue to strengthen competitiveness by achieving economies of scale and scope.

          o    Cost reduction and new technology development

               - Due to continued competition, efforts to develop new technologies and new services are accelerating.

               - Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.

          (2)  Growth potential of the industry

               Growth, competition and privatization are the buzzwords of today's communications market. The communications industry is the fastest growing industry and in 2002, it recorded revenues of KRW189.1 trillion from KRW145.2 trillion in 2000. The growth is expected to continue and record KRW322.9 trillion by 2007. (Source: Korea Information Society Development Institute)

        THE INFORMATION AND COMMUNICATION INDUSTRY REVENUE COMPARE TO GDP

                                                                      (Unit: KRW trillion, %)

                                       2002      2003      2004      2005      2006      2007
                                       ----      ----      ----      ----      ----      ----
          Revenue                     189.1     212.3     241.5     265.8     292.9     322.9
          % change                     25.7      12.3      13.8      10.0      10.2      10.3
          Amount of value added        88.4      99.2     112.9     124.1     136.7     150.6
          GDP                         594.1     642.2     694.2     750.4     811.2     876.9
          % change                      9.0       8.1       8.1       8.1       8.1       8.1
          Rev to GDP                   14.9      15.5      16.3      16.5      16.8      17.2

          Source: The Korea Information Society Development Institute

               The network services market was worth KRW26.4 trillion in 2002. The market is forecasted to grow at an average annual growth rate of 4.5% and reach KRW32.9 trillion in 2007. (Source: Korea Information Society Development Institute)

               (a)  Growth potential of the industry as a whole

                    After experiencing rapid growth during the 1970s and 1980s,
               Korea's basic communications industry continues to show stable growth. The value-added communications industry, which is at a relatively early stage of growth, is expected to continue its growth.

                    With the monopoly system being unraveled and competition
               principle being enhanced, the Korean telecommunications service market as the end of 2002 achieved 48.5% of voice telephony penetration, which is expected to reach approximately 51.5% by 2007. The market is anticipated to make stable growth achieving almost the same rate of penetration as in many advanced countries. (Source: Ministry of Information and Communication, Korea Information Society Development Institute)

                    Due to the increase in the income and customers' needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled yearly since 1990. It is expected that in the 2000s, the mobile communications market is nearly reaching its maturity stage.

                    Meanwhile, due to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates experiencing an average growth rate of over 8.5% over the 2002-2007 period. However, the value-added communications service market can grow to the greatest extent only when the backbone networks, which are the essential infrastructure for providing such services, are fully upgraded and modernized. (Source: Korea Information Society Development Institute).


         FORECAST FOR THE INFORMATION AND COMMUNICATIONS MARKET IN KOREA

                                                                                           (Unit: KRW billion, %)

                                                                                                        Average
                                                                                                        Growth
                                                                                                         Rate
        Description              2002        2003        2004         2005        2006        2007     (2002-2007)
        -----------            --------    --------     --------    --------    --------    --------   -----------
Network Service                26,400.5    28,795.3     30,266.7    31,421.8    32,368.2    32,944.9      4.5
Specific Service                1,517.6     1,869.6      2,212.4     2,507.4     2,758.1     2,942.0     15.5
Value-added Service             2,726.5     2,941.3      3,190.4     3,461.3     3,769.5     4,105.7      8.5
Broadcasting                    7,262.7     7,979.3      8,782.8     9,598.8    10,416.6    11,277.5      9.2
                               --------    --------     --------    --------    --------    --------      ---
          Total                37,907.3    41,585.5     44,452.3    46,989.3    49,312.4    51,270.1      6.2
                               --------    --------     --------    --------    --------    --------      ---
    GROWTH RATE (%)                15.2         9.7          6.9         5.7         4.9         4.0
                               --------    --------     --------    --------    --------    --------

Source: The Korea Information Society Development Institute


              FORECAST FOR REVENUES IN THE NETWORK SERVICES MARKET

                                                                                         (Unit: KRW billion, %)

                                                                                                      Average
                                                                                                    Growth Rate
      Description                2002        2003        2004       2005        2006        2007    (2002-2007)
      -----------              --------    --------    --------   --------    --------    --------  -----------
      Fixed Line               11,158.5    12,405.6    13,171.4   13,761.2    14,182.9    14,491.5      5.4
      Wireless                 15,242.0    16,389.7    17,095.3   17,660.6    18,185.3    18,453.4      3.9
                               --------    --------    --------   --------    --------    --------      ---
           Total               26,400.5    28,795.3    30,266.7   31,421.8    32,368.2    32,944.9      4.5
                               --------    --------    --------   --------    --------    --------      ---
      GROWTH RATE (%)              12.8         9.1         5.1        3.8         3.0         1.8
                               --------    --------    --------   --------    --------    --------

Source: The Korea Information Society Development Institute

          (2)  Growth potential of data communications market including Internet

               As the Internet is positioning itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is rapidly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary reason for brisk expansion of the data communications market.

               In the late 1990s, demand for Internet services in Korea experienced a rapid growth at an annual average growth rate of over 250 percent. In 2002, by achieving an astounding growth rate of approximately 50%, the Internet market reached its maturity. Such rapid growth of the data communications market increased data traffic, which grew to support the same volume of communication as voice traffic by 2001. Data traffic is expected to increase 15 times bigger than voice traffic by 2010.

               The number of high-speed Internet users in Korea at the end of 2002 reached approximately 10.4 million. The Internet market is anticipated to grow approximately 16% in 2003, and at approximately 4% on average each year until 2007. (Source: Wire & Wireless Internet subscriber outlook, Ministry of Information and Communication)

                           PROSPECT OF INTERNET USERS

                                                                                           (Unit: thousand persons, %)

           Description                    2002          2003          2004          2005          2006          2007
---------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
         Internet users                  10,405        12,089        13,056        13,611        14,078        14,278
    Internet Penetration Rate              38.1          16.2           8.0           4.3           3.4           1.4
---------------------------------- ------------- ------------- ------------- ------------- ------------- -------------

Source: Ministry of Information and Communication, The Korea Information Society Development Institute

          (3)  Special features of change in market conditions

               The local telephony service market has been overall affected by changes in the general economic conditions due to the recent expansion of the communications market. Already having reached maturity stage, the local telephony service market is in stable condition. However, Internet-related services are affected by changes in market conditions.

          (4)  Competition factors

       Business               Competition          Competitor          Entry Barrier           Factors
       --------               -----------          ----------          -------------           -------
Local Telephony Service      Monopoly with KT    Korea Telecom        License from the     Quality, Price,
                                                                      MIC                  Advertisement
----------------------------------------------------------------------------------------------------------
High Speed Data Access           Oligopoly       Korea Telecom,       Report to the MIC    Quality, Speed,
        Service                                  Thrunet                                   Price
----------------------------------------------------------------------------------------------------------

          (5)  Special features in procurement

               Until a few years ago almost all of the state-of-the-art telecommunications equipment had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a sharp decrease in price. In terms of human resources, an increasing number of telecommunications experts is available, as the telecommunications industry develops.

          (6)  Relevant laws and regulations

               The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

     B.   Current Status of the Company

          (1)  Business environment and business portfolios

               (a)  Current Business Outlook

                    1)   Overview for 1Q 2003

                         Although Korea achieved an outward appearance of economic growth of over 6% due to public consumption in 2002, it was a year where future prospects were obscured by a number of factors including depressed corporate capital investments, the negative conditions in Iraq and the anticipation of a long-term depression in world economy. Moreover in the domestic telecom industry, the market size frozen by the dampened increase in broadband access subscribers and decrease in wired calls, and the restructuring of the telecom industry initiated by the privatization of KT and sale of Powercomm have brought on fierce competition between telecom players to dominate the market.

                         Hanaro has become a leading provider of high-speed Internet access services by offering services to 80 cities and 47 districts nationwide, and procured 3.95 million subscriber lines as of the end of 1Q 2003. Hanaro's revenue was KRW 329.1 billion in 1Q 2003, a 21.4% increase compared to KRW 271.1 billion in 1Q 2002. Furthermore, Hanaro won the first place in the high-speed Internet service category of the Korean Customer Satisfaction Index (KCSI) conducted by the Korea Management Association for 3 consecutive years, and the first place in the National Customer Satisfaction Index's (NCSI) survey conducted by the Korea Productivity Center and University of Michigan of the U.S. for 2 consecutive years. Broadband subscribers in Korea are expected to reach 11.5 million by the end of 2003, which is near market saturation. In this context, the key to success for continued growth of Hanaro's business is not only to retain existing subscribers, but also to strengthen corporate services and explore new business opportunities, which will utilize existing fiber-optic networks.

                    2)   Network Roll-out

                         In order to build the Company into a multimedia service provider equipped with the capacity to provide high-quality services, Hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of the end of 1Q 2003, the total length of fiber optic cable reached 19,331km (including leased network) over 80 cities, which enabled provision of services to 12.03 million households. By adopting the last-mile technology, our ADSL network covers approximately 3.63 million households while our HFC network covers 8.24 million.

                    3)   High-speed Internet Access & Telephony Services

                         Beginning in April 1999, the Company started offering high-speed Internet access and telephony services in 4 major metropolitan cities of Korea. As of the end of 1Q 2003, the Company secured 2.97 million subscriber lines in 80 cities nationwide. As for local telephony services, the Company is offering services to 970 thousand subscribers in 32 cities as of the end of 1Q 2003. The services include a variety of value-added, intelligent telephony services such as information offering and private number services. The Company also launched 20Mbps-VDSL services, first time in Korea, in September 2002. While reaffirming its position in the market as the fastest broadband service provider, it also focuses on wireless services under the name of HanaFos Anyway. Furthermore, the Company plans to expand the voice business by offering a variety of high-quality and low-price services as VoIP and VoDSL.

                         In the Broadband Internet business, we have been expanding our service coverage by employing multiple last-mile access technologies that include ADSL, HFC and B-WLL. Since 2002, the Company has proactively prepared for the integration of data and voice services by launching wireless LAN services that are integrated with the existing broadband network infrastructure. Furthermore, in preparing for the maturity stage of the industry, Hanaro focuses on increasing Average Revenue per Subscriber not only by strengthening sales force, but also by increasing the ratio of high-price services and by expanding the subscriber base for bundled products and also by offering multimedia services (i.e.
                         VOD) based on its broadband Internet network infrastructure. Moreover, we expect to expand our broadband Internet service coverage with relatively low CAPEX through efficient use of the local loop which finally became available for lease to access providers from June 2002.

                    4)   Network Services & E-Businesses

                         By employing Fiber To The Office, Hanaro has been offering its corporate clients a variety of value-added services such as representative number and 1-800 number services along with corporate voice, local and international call, and PABX services. Furthermore, through N-GENE, Hanaro's Internet Data Center, which is the largest in Korea, the Company attempts to strengthen its corporate-side business by launching One-Stop Business that offers corporate clients total solutions to better meet corporate clients' needs. Being selected as a leading company for the Ministry of Information and Communication's plan for digitalization of small enterprises, Hanaro will lead informatization of Korea's small-and-medium-size enterprises.

                         HanaNet, the Company's portal site, which had offered a variety of distinguished multimedia contents such as movies, music, games, education, etc., was merged with DreamX.net of Dreamline in April 2002. HanaroDream, the merged company, secured 15.61 million subscribers with 386 contents as of the end of 1Q 2003. In 2003, we are determined to grow the Company into one of the best total Internet service providers in Asia based on own high-speed Internet networks by offering a wide range of Internet-related businesses including e-commerce, IDC, corporate solution as well as cyber education through alliance with prominent, local Internet-related enterprises.

                    5)   Procurement of Fund for Stable Operation

                         By the end of 1Q 2003 the Company raised KRW337.4 billion including KRW190 billion in corporate bonds, KRW100 billion in CP, and KRW40 billion in bank borrowing.

                    6)   Management Objectives for 2003

                         The utmost goal for Hanaro in 2003 is to achieve KRW
                         1.40 trillion in revenues and to achieve higher operating profit. In order to achieve this goal, Hanaro will 1) solidify its position in the high-speed Internet market by strengthening its brand image and preventing customer turnovers, and acquire business competitiveness through network efficiency and synergies with other service providers, 2) obtain a future revenue-generating source by establishing business strategies for the integration of wired and wireless, VoIP and Metro Ethernet, and plan out a separate execution strategy based on the market conditions and the characteristics and profitability of each business, 3) achieve the target profit by reducing expenses and improving cost structure and strive to strengthen the financial structure of the Company through flexible fund management. To this end, the company is reinforcing its aerial sales forces, bringing together the once dispersed company in order to maximize efficiency within the organization. Through the performance-and-incentive-based management system, Hanaro intends to achieve its goal for 2003.

                         Preparing for the maturity stage of the market, Hanaro has been pursuing overseas business opportunities since 2002. At the end of last year, Hanaro signed MOUs with local telecommunications companies in Vietnam and Malaysia, and is currently in the process of initiating its first overseas projects. Moreover, we are in discussions with a number of Chinese companies for providing LAN services to apartment buildings in China and broadband Internet access services by cable modem. Hanaro is also in contact with several other companies in Asia for prospective broadband business opportunities. We first focus on the emerging market that includes Indonesia, Pakistan, and the Philippines and plan to expand to South America and East Europe going forward.

               (b)  Classification of business areas for public disclosure

                    o    Methods and purpose

                         - Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into a high-speed Internet access, telephony and other business.

                         - High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

                         - Telephony business includes not only telephony services to residential and corporate clients, but also interconnection services between carriers.

                         - Other business includes leased line, Voice over IP, Internet Data Center and contents offering.

                    o    Service Description by Business Areas

                  Business                        Services                                 Remark
                  --------                        --------                                 ------
          Broadband Internet Access    VDSL, ADSL, Cable Modem, B-WLL          Broadband Internet access,
                                                                               Broadband Internet access +
                                                                               telephony
          ----------------------------------------------------------------------------------------------------
          Telephony                    Telephony, Value-added services         Residential voice, Corporate
                                                                               voice, Interconnection
          ----------------------------------------------------------------------------------------------------
          Others                       Leased line                             Leased line, Internet-dedicated

                                       VoIP Network Services                   Network and equipment services
                                                                               to VoIP service providers

                                       IDC                                     Server hosting and others

                                       Contents                                Internet contents
          ----------------------------------------------------------------------------------------------------


          (2)  Market share

               o    Broadband Internet Subscribers

                                                                           (Unit : Subscriber)

                                                               As of the end of
                                               -----------------------------------------------
               Service Provider                   2001              2002              1Q 2003
               ----------------                ---------          ----------        ----------
               Hanaro Telecom, Inc             2,045,196           2,872,351         2,973,763
               KT                              3,858,194           4,922,395         5,248,075
               Korea Thrunet                   1,312,248           1,301,620         1,279,398
               Others                            553,069           1,309,120         1,373,370
                                               ---------          ----------        ----------
                      Total                    7,768,707          10,405,486        10,874,606
                                               ---------          ----------        ----------

               Note 1) Source: Ministry of Information and Communication, Samsung Securities
               Note 2)  `Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

               o    Broadband Internet Market Share

                                                                                         (Unit : %)

                                                                      As of the end of
                                                        -------------------------------------------
                    Service Provider                    2001              2002              1Q 2003
                    ----------------                    ----              ----              -------
                    Hanaro Telecom, Inc                 26.3              27.6               27.3
                    KT                                  49.7              47.3               48.3
                    Korea Thrunet                       16.9              12.5               11.8
                    Others                               7.1              12.6               12.6

                    Note 1) Source: Ministry of Information and Communication, Samsung Securities

                    Note 2) 'Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

          (3)  Characteristics of the market

               (a)  Target market and service areas

                    As the second local exchange carrier, Hanaro Telecom should focus on a strategic business operation in order to attract as many subscribers as possible.

                    Its strategy is to focus on users demanding high-quality service. Although we have focused on large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services among business customers, we plan to broaden our priority service offering.

                    On April 1, 1999, a commercial service was commenced in four metropolitan cities--Seoul, Pusan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority. At the end of 1Q 2003, our service became available in 80 cities across the country.

               (b) Characteristics of customers and factors for change in demand

                    The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation in line with the rapid increase in Internet use.

                    Characteristically, demand for the local telephony service is only slightly influenced by changes in the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

                    Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create more of a demand, giving rise to positive cycles.

               (c)  Domestic consumption and export of service

                    Characteristically, Hanaro Telecom's services are not for export and are entirely for domestic consumption.

          (4)  New Business

               See "Long distance/International Telephony Service"

 (5)     Organizational Structure


                        [ORGANIZATIONAL STRUCTURE CHART]

2.   MAJOR SERVICES

     1)   Revenue breakdown by major services for the 1Q 2003

                                                                                                (Unit: KRW million)

                  Major Service                            Products                       Revenue          (%)
           --------------------------     -------------------------------------------   -----------     ------------
                Telephony Service               Local call and Interconnection              57,876        (17.6)
                                                                                           -------       ------
               Leased line Service        Leased line service and Internet Dedicated         9,169         (2.8)
                                                                                           -------       ------
            Broadband Access Service               ADSL, Cable Modem & LMDS                237,413        (72.1)
                                                                                           -------       ------
                     Others                   IDC, VoIP network service and PABX            24,656         (7.5)
                                                                                           -------       ------
                                              Total                                        329,114       (100.0)
                                                                                           =======       ======

     2)   Trend of pricing of major services


                                                                                                        (Unit: KRW)

                                 Classification                              1Q 2003           2002           2001
           ---------------------------------------------------------         -------          ------         ------
           Local telephony     Installment fee                                     -               -         40,000
                               Basic fee / month                               4,000           4,000          4,000
                               Telephony charge / per 3 minutes                   39              39             45
                                                                              ------          ------         ------
           VDSL Dream          Installment fee                                30,000               -              -
                               Monthly flat fee                               56,000               -              -
                               Modem rental fee / month                        5,000               -              -
                               Telephony charge / per 3 minutes                   39               -              -
                                                                              ------          ------         ------
           ADSL Pro            Installment fee                                30,000          30,000         40,000
                               Monthly flat fee                               38,000          38,000         38,000
                               Modem rental fee / month                        5,000           5,000          5,000
                               Telephony charge / per 3 minutes                   39              39             45
                                                                              ------          ------         ------
           ADSL Mid            Installment fee                                30,000          40,000         40,000
                               Monthly flat fee                               32,000          32,000         32,000
                               Modem rental fee / month                        5,000           5,000          5,000
                               Telephony charge / per 3 minutes                   39              39             39
                                                                              ------          ------         ------
           ADSL Lite           Installment fee                                30,000          30,000         40,000
                               Monthly flat fee                               28,000          28,000         28,000
                               Modem rental fee / month                        5,000           5,000          5,000
                               Telephony charge / per 3 minutes                   39              39             39
                                                                              ------          ------         ------
           Internet access     Installment fee                                30,000          30,000         36,000
           through CATV        Monthly flat fee                               34,000          34,000         34,000
                               Modem rental fee for / month                    5,000           5,000          5,000
                                                                              ------          ------         ------
           CATV Lite           Installment fee                                30,000          30,000         36,000
                               Monthly flat fee                               28,000          28,000         28,000
                               Modem rental fee for / month                    5,000           5,000          5,000
                                                                              ------          ------         ------


                                                                                             (Unit: KRW)

                      Classification                              1Q 2003           2002           2001
---------------------------------------------------------         -------          ------         ------

LMDS                Installment fee                                30,000          36,000         36,000
                    Monthly flat fee                               28,000          28,000         28,000
                    Modem rental fee / month                            -               -              -
                                                                   ------          ------         ------



Note 1)   The Company launched its commercial service in April 1999.

Note 2) ADSL bundled with telephony service charge additional KRW1,000 per month.

Note 3) Modem rental charge for 1-year term contract of ADSL Pro, Mid, Lite or CATV products is KRW5,000 per month whereas regular contracts KRW10,000. As for B-WLL, the modem rental charge is free for 1-year term contract whereas KRW5,000 per month for regular contracts.

Note 4) From April 1, 2002, installment fee for regular ADSL products (including bundled services but PC bundled products) and regular CATV/B-WLL services decreased to KRW30,000 and no charge on telephony installment fee from July 1, 2002.

Note 5) Discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers. ADSL Pro contracts receive 3-11% of monthly fee discount whereas ADSL Lite, CATV and B-WLL contracts 3-10%. Modem rental charge cuts to KRW 3,000 ~ 4,500 / months. This discount program is not applied to PC bundled product subscribers.

Note 6) On July 1, 2002, exemption was given for residential telephone installation charge and discount on telephone usage charge (local telephony service: KRW 39/pulse, LM : KRW 19/10 sec). From October 15, 2002 to December 31, 2002, we launched low basic fee telephony service on residential subscribers (normal telephony service : KRW 7,700 /month, bundled telephony service : KRW 5,200/month)

Note 7)   ADSL Mid & CATV Lite launched on May 1, 2001

Note 8) The Company launched its commercial service of VDSL on April 17, 2003. A 3%-11% discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers.

3.   MAJOR FACILITIES

     A) Status on major facilities [The tables below summarize more comprehensive disclosure in the original Annual Report in Korean. Details on registration status, district and area of the facilities have not been translated.]

          i)  Land

                                                                                                (Unit: KRW million)

                                                      Beginning book value                Ending book value
                       Description                    (As of Jan. 1, 2003)              (As of Mar. 31, 2003)
           -----------------------------------        --------------------              ---------------------
          Dongjak Info Center                               10,166                             10,166
          Seongbuk Info Center                               5,514                              5,514
          S. Ulsan Info Center                               3,708                              3,708
          Seodaemun Info Center                              6,461                              6,461
          Yunjae Info Center                                 5,708                              5,708
          Ilsan Info Center                                  9,364                              9,364
          IDC building                                      22,608                             22,608
          Taegu Branch Office                               12,699                             12,699
          Suwon Switching Office                             4,479                              4,479
          Honam Info Center                                 17,215                             17,215
          Others                                            56,957                             56,957
                                                           -------                            -------
              Total                                        154,879                            154,879
                                                           =======                            =======


          ii) Building

                                                                                                (Unit: KRW million)

                                                      Beginning book value                Ending book value
                      Description                    (As of Jan. 1, 2003)              (As of Mar. 31, 2003)
          -----------------------------------        --------------------              ---------------------
          Dongjak Info Center                               27,991                             27,828
          S. Ulsan Info Center                               6,487                              6,451
          Songpa Info Center                                 7,008                              6,964
          Seongbuk Info Center                               8,398                              8,353
          E.Pusan Info Center                               12,593                             12,525
          Daejon Branch                                     10,174                             10,114
          Internet Data Center                              29,657                             29,491
          Taegu Branch                                      10,153                             10,090
          Daejon Info Center                                 6,955                              6,914
          Ilsan Info Center                                      -                             48,182
          Others                                           115,560                            114,875
                                                           -------                            -------
               Total                                       234,977                            281,787
                                                           =======                            =======

          iii) Structures

                                                                                        (Unit: in millions of Won)

                                                      Beginning book value                Ending book value
                      Description                    (As of Jan. 1, 2003)              (As of Mar. 31, 2003)
          -----------------------------------        --------------------              ---------------------
          Dongjak Info Center                               55                                 54
          Seongbuk Info Center                              69                                 69
          Others                                            55                                 55
                                                           ---                                ---
                Total                                      180                                179
                                                           ===                                ===

          iv) Equipment

                                                                                                (Unit: KRW million)

                                                      Beginning book value                Ending book value
                      Description                    (As of Jan. 1, 2003)              (As of Mar. 31, 2003)
          -----------------------------------        --------------------              ---------------------
          Exchange, etc.                                     141,058                            135,998
          Transmission, etc.                               1,041,263                          1,019,085
          Telecom. Lane, etc                                 475,744                            463,353
          Terminal device                                    285,199                            283,545
          Information facility, etc                          191,720                            192,727
          Power facility, etc                                 63,928                             61,613
                                                           ---------                          ---------
                 Total                                     2,198,912                          2,156,321
                                                           =========                          =========


          v) Vehicles


                                                                                               (Unit: KRW million)


                                                     Beginning book value                Ending book value
                      Description                    (As of Jan. 1, 2003)              (As of Mar. 31, 2003)
          -----------------------------------        --------------------              ---------------------
          Vehicles                                         296                                254
                                                           ---                                ---
                    Total                                  296                                254
                                                           ===                                ===


          vi) Others

                                                                                               (Unit: KRW millions)

                                                     Beginning book value                Ending book value
                      Description                    (As of Jan. 1, 2003)              (As of Mar. 31, 2003)
          -----------------------------------        --------------------              ---------------------
          Normal Equipments                                 7,699                              8,018
          Computation Equipments                           11,331                             10,733
          Leased Establishments                             2,821                              2,514
          Connected Establishments                             41                                 39
                                                           ------                             ------
                     Total                                 21,892                             21,305
                                                           ======                             ======

     B)   Capital Expenditure ("CAPEX") plan

          i)   CAPEX in 1Q 2002

                                                 (Unit: KRW billions)

                     Item                              1Q 2002
               -----------------                       -------
               Backbone Network                          23.3
               Access Network                            39.2
               Internet Related                           1.5
                 Others                                   6.0
                                                         ----
                   Total                                 70.0
                                                         ====



          ii)  CAPEX plan

                                                             (Unit: KRW billion)

                     Item             2003(E)       2004(E)       2005(E)
               -----------------      -------       -------       -------
               Backbone Network         66.4          85.9          74.8
               Access Network          204.8          77.6          68.6
               Internet Related          5.3          51.4          46.8
                  Others               108.0          38.5          37.4
                                       -----         -----         -----
                     Total             384.5         253.4         227.6
                                       =====         =====         =====

4.   SALES AND MARKETING

     A)   Revenue breakdown by segment

          See "Revenue breakdown by major service"

          i) Marketing channel

             A. Sales Organization


                           [SALES ORGANIZATION CHART]

            B. Marketing channel


                           [MARKETING CHANNEL CHART]




          ii)  Conditions for subscription

               -  Fee should be paid in cash

               -  Fee structure

                  o   Installation: paid at installation

                  o   Modem rental fee: monthly flat fee

                  o   Monthly charge: Monthly flat charge

          iii) Sales strategy

               -  Leverage outsourcing sales force and minimize in-house force

                  o  incentive-based salary

                  o  maintain well-trained sales force

               - Minimize the cost of marketing through maximizing the use of existing external marketing channels.

                  o establish marketing channels based on existing marketing channels with sales capacity

                  o maximize the use of indirect marketing channels through outsourcing

               -  Strategic alliance with telecommunications providers

                    o maintain strategic alliances with telecommunication providers

                    o maintain strategic alliances with Powercomm and system operator, to subscribers using CATV network.

6.   Derivative Contracts in Foreign Currency

                                                          (Unit: in million US$)

                                        Spot                           Swap
                                        ----                           ----
     Position                           -120                              -
     Asset (Swap Buy)                      -                              -
     Debt                                120                              -

On July 2, 2002, the Company entered into a US$50 million forward contract in connection with the US$100 million zero coupon bonds with warrants issued on February 26, 2002 and terminated it on January 6, 2003.

7.   Material Agreement

     1) Material Agreement [The following table summarizes more comprehensive disclosure in the original Annual Report in Korean. Brief details of the agreements have not been translated.]

                              Agreement                         Counterpart                    Term
          --------------------------------------------    ------------------------    -----------------------------
          CATV access network lease agreements                    Powercomm                May 2002 ~ May 2005
                                                                                          July 2000 ~ July 2003
                                                                                         March 2001 ~ March 2006
          ---------------------------------------------------------------------------------------------------------
          Telecommunications network interconnection                KEPCO                  May 2002 ~ May 2005
          agreement
          ---------------------------------------------------------------------------------------------------------
          Telecommunication conduit lease agreement          Seoul Metropolitan        October 2002 ~ October 2003
                                                                 Rapid Transit
                                                                  Corporation
          ---------------------------------------------------------------------------------------------------------
          Interconnection agreements among basic               Major carriers                      -
          telecommunications carriers
          ---------------------------------------------------------------------------------------------------------

     2)   Major lease contract

                                       Contract period                  Contract amount             Lessor
                                       ---------------                  ----------------            ------
                                                                        (in million KRW)
          Kukje Electronics Bldg.      Oct, 11, 02 - Oct. 10, 03              9,543       Shinwon Development, Inc.
          ---------------------------------------------------------------------------------------------------------
          Kangnam Switch Office        Jun. 25, 99 - Jun. 24, 04              2,200       Yoonik CNC, Inc.
          ---------------------------------------------------------------------------------------------------------
          Boondang Switch Office       May 3, 99 - May 2, 04                  2,062       SKT, Inc.
          ---------------------------------------------------------------------------------------------------------
          Incheon Switch Office        May 27, 98 - May 26, 03                1,967       Dacom, Inc.
          ---------------------------------------------------------------------------------------------------------
          Boopyung Customer Center     Jan. 26, 03 - Jan. 25, 04              1,550       Chang Hee Choi
          ---------------------------------------------------------------------------------------------------------

                                       Contract period                  Contract amount             Lessor
                                       ---------------                  ----------------            ------
                                                                        (in million KRW)
          Dongbusan Switch Office      May 27, 98 - May 26, 03                1,500       Dacom, Inc.
          ---------------------------------------------------------------------------------------------------------
          Boocheon Customer Service    Feb. 7, 03 - Feb. 6, 04                1,389       Korea real estate
                                                                                          investment trust
          ---------------------------------------------------------------------------------------------------------
          Hanwei Bldg.                 Dec. 16, 02 - Dec. 15, 03              1,330       Keumho, Inc.
          ---------------------------------------------------------------------------------------------------------
          Kangnam Customer Service     Feb. 16, 02 ~ Feb. 15, 04              1,280       Chunji, Inc.
          Center
          ---------------------------------------------------------------------------------------------------------
          Central City                 Jun 10, 02 - Jun 9, 03                 1,230       Central City, Inc
          ---------------------------------------------------------------------------------------------------------
          Nambusan Customer Service    Jan. 21, 00 - Jan. 20, 05              1,050       Kolon Sporex
          Center
          ---------------------------------------------------------------------------------------------------------
          Sasang Transmission Office   Mar. 1, 01 - Feb. 28, 06               1,000       LG Industrial systems
          ---------------------------------------------------------------------------------------------------------
          Homan Branch Office          Oct. 1, 02 - Sep. 30, 04               2,300       Hyundai Securities
          ---------------------------------------------------------------------------------------------------------
          Ilsan Switch Office          Jan. 24, 03 - Jan. 24, 05              2,000       Hanmi Bank
          ---------------------------------------------------------------------------------------------------------
          S. Ulsan Switch Office       Sep. 01, 02 - Aug. 31, 03              1,200       Hankook Cable TV Ulsan
                                                                                          Broadcasting
          ---------------------------------------------------------------------------------------------------------
          Kyungbuk Branch Office       Feb. 1, 03 - Jan. 31, 04               1,100       KTF
          ---------------------------------------------------------------------------------------------------------
          Incheon Keyang Information   Oct. 1, 02 - Sep. 30, 04               1,068       Daewoo motor sales
          Center

     3)   Hedging Contract

          1.   Interest Swap : KRW 100,000,000,000

     4)   Transfer of Business with Major Shareholders

          1.   Date of board resolution : February 19, 2002

          2.   Details of transfer

               -    Company name: DreamX.net Co.

               - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)

               -    Assets: KRW 320 million

               -    Liabilities: KRW 140 million

          3.   Purpose of transfer: integration of the Company's e-business

8.   Research and Development Activities

     1)   Summary of R&D activities

          The basic directions of R&D activities are as follows:

          - Through R&D activities applicable to immediate commercialization, the Company pursues creation of value-added services and e-business models utilizing existing networks, such as Internet applications, intelligent network services, and development of wire and wireless integrated services.

          - By establishing a quality assurance system, the Company controls quality of products and services, and through establishing a high quality equipment procurement system, the Company ensures quality of equipment.

          -    R&D improves and develops the network management system.


     2)   R&D unit

          - Research unit consists of the following: i) Quality control center (three teams); ii) New technology development center (three teams); and iii) Digital economy research team & Research planning team.

     3)   R&D costs


                                                             (Unit: KRW million)

                          Items                                  1Q 2003           2002             2001
                          -----                                  -------          ------          ------
          Research expenses                                       1,280            5,784           6,352

          Ordinary R&D expenses (intangible assets)                 915            6,885           9,655

          Others                                                      -                -               -
                                                                  -----           ------          ------
          Total                                                   2,195           12,669          16,007
                                                                  =====           ======          ======


     4) Achievement in R&D [The following table summarizes more comprehensive disclosure in the original Annual Report in Korean. Details of third parties with whom we worked on the project, R&D results and potential benefits have not been translated.]

                         Major R&D                                                 Period
                         ---------                                                 ------
          HFC regional management system                                    Feb. 1, 2003 ~ Oct. 31, 2003
          ----------------------------------------------------------------------------------------------
          DSLAM network management system                                   Jan. 2, 2003 ~ Mar. 31, 2003
          ----------------------------------------------------------------------------------------------
          Development of VoIP auto-installation system                     Feb. 24, 2003 ~ Mar. 31, 2003
          ----------------------------------------------------------------------------------------------
          Development of dial tone substitute                                  Jan. 2003 ~ Mar. 2003
          ----------------------------------------------------------------------------------------------
          Development of card service                                          Mar. 2003 ~ Apr. 2003
          ----------------------------------------------------------------------------------------------
          Development of automatic subscriber registration system              Nov. 2002 ~ Apr. 2003
          ----------------------------------------------------------------------------------------------
          Development of HFC subscriber management system with LDAP            Sep. 2002 ~ Apr. 2003
          ----------------------------------------------------------------------------------------------

     5)   Major Projects in Process

                         Projects                                                  Period
                         --------                                                  ------
          Development of customer care system                               Mar. 1, 2003 ~ Feb. 28, 2004
          ----------------------------------------------------------------------------------------------
          Development of Information network system                         Feb. 1, 2003 ~ Dec. 28, 2003
          ----------------------------------------------------------------------------------------------
          Development of DSLAM network management system                    Jan. 4, 2003 ~ Dec. 31, 2003
          ----------------------------------------------------------------------------------------------
          HFC regional management system                                    Feb. 1, 2003 ~ Oct. 31, 2003
          ----------------------------------------------------------------------------------------------
          Development of PABX network system                                Feb. 1, 2003 ~ Dec. 31, 2003
          ----------------------------------------------------------------------------------------------
          Number portability among 2G operators                                Apr. 2003 ~ Dec. 2003
          ----------------------------------------------------------------------------------------------
          Separation of SDF (2nd stage)                                        Jan. 2003 ~ Jun. 2003
          ----------------------------------------------------------------------------------------------
          Development of card service (2nd stage)                              Apr. 2002 ~ Jun. 2003
          ----------------------------------------------------------------------------------------------
          Development of QoS for VoIP network                                  Mar. 2002 ~ Jun. 2003
          ----------------------------------------------------------------------------------------------

     9.   Financing Activities in 1Q 2003

     A)   Summary of external financing

          -    Domestic
                                                             (Unit: KRW billion)

                    Source                                 Initial amount      Increase (decrease)       Balance
                    ------                                 --------------      -------------------       -------
          Commercial banks                                     234.7                   36.6                271.3
          Insurance companies                                      -                      -                    -
          Merchant banks                                           -                      -                    -
          Lease companies                                       83.5                   (8.2)                75.3
          Mutual savings & finance companies                       -                      -                    -
          Other financial institutions                          15.3                    3.1                 18.4
          Sub-total (financial institutions)                   333.5                   31.5                365.0
          Corporate bonds (public offering)                    860.0                   30.0                890.0
          Corporate bonds (private placement)                  273.8                  (51.9)               221.9
          *Issuance of new shares                               76.6                  (76.6)                   -
          Asset Backed Securities                              155.5                  (29.7)               125.8
          Others                                                   -                  100.0                100.0
          Sub-total (capital market)                         1,365.9                  (28.2)             1,337.7
          Debt to shareholders, directors,                         -                      -                    -
            affiliated companies
          **Others                                             128.8                  (25.7)               103.1
                                                             -------                  -----              -------
                    Total                                    1,828.2                  (22.4)             1,805.8
                                                             =======                  =====              =======

          *  Issuance of new shares are related to exercise of warrants

          ** Others comprise issuance of ABL. Please refer to note 17 of Review
             Report.

          -    Overseas

                                                             (Unit: USD million)

                    Source                                 Initial amount      Increase (decrease)       Balance
                    ------                                 --------------      -------------------       -------
          Financial institutions                                  -                      -                     -
          Corporate bonds                                     100.0                      -                 100.0

          Stocks                                                  -                      -                     -
          *Others                                              24.0                   (4.0)                 20.0
                                                             ------                  -----                ------
                    Total                                     124.0                   (4.0)                120.0
                                                             ======                  =====                ======


B)   Summary of external financing

     -    Trust contract

                                                          (Unit: in million Won)

             Trustor            Trustee Bank          Date of trust       Amount             Remark
             -------            ------------          -------------      -------             ------
          Hanaro Telecom, Inc.  Shinhan Bank          Oct. 23, 2001      965,348     Transfer of beneficiary
                                                                                     certificate to HanaFos
                                                                                     Securitization Speciality
                                                                                     Co., Ltd.

     -    Asset Management Contract

          1.   Name of company: HanaFos Securitization Speciality Co., Ltd.

          2. Contract period: October 9, 2001 - as long as Hanaro exists as a legal entity

          3.   Consideration in Kind and amount of cash consideration

               o In-Kind: Future receivables from broadband Internet access service fees paid by the company's subscribers

               o    Amount: KRW 965,348 million

          4. Scope of work: collection of revenue from the beneficiary certificates, related documentation, etc.

          5.   Management costs and fees

               o Management fee: 0.02% p.a. (face value of ABS, quarterly payment)

C)   Credit rating for the past 3 years

                      Subject of credit
       Date                rating             Credit              Credit rating company
       ----           -----------------       ------              ---------------------
     04/20/00         Commercial paper         A30          Korea Management Consulting & Credit
                                                            Rating Corporation
     -------------------------------------------------------------------------------------------
     04/20/00         Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
     -------------------------------------------------------------------------------------------

                      Subject of credit
       Date                rating             Credit              Credit rating company
       ----           -----------------       ------              ---------------------
     05/09/00         Commercial paper         A30          Korea Investors Service, Inc.

     -------------------------------------------------------------------------------------------
     05/09/00         Corporate bond           BBB-         Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     05/25/00         Corporate bond           BBB-         Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     05/25/00         Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
     -------------------------------------------------------------------------------------------
     10/23/00         Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
     -------------------------------------------------------------------------------------------
     10/24/00         Commercial paper         A30          Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     10/24/00         Corporate bond           BBB-         Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     03/13/01         Commercial paper         A30          Korea Management Consulting & Credit
                                                            Rating Corporation
     -------------------------------------------------------------------------------------------
     05/31/01         Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
     -------------------------------------------------------------------------------------------
     07/31/01         Corporate bond           BBB-         Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     02/05/02         Commercial paper         A30          Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     02/05/02         Corporate bond           BBB-         Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     02/06/02         Commercial paper         A30          Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     02/06/02         Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
     -------------------------------------------------------------------------------------------
     03/13/02         Corporate bond           BBB-         Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     03/14/02         Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
     -------------------------------------------------------------------------------------------
     04/23/02         Corporate bond           BBB-         Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     04/23/02         Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
     -------------------------------------------------------------------------------------------
     11/07/02         Corporate bond           BBB-         Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     11/07/02         Commercial paper         A30          Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     11/07/02         Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
     -------------------------------------------------------------------------------------------
     11/07/02         Commercial paper         A30          Korea Management Consulting & Credit
                                                            Rating Corporation
     -------------------------------------------------------------------------------------------
     2/14/03          Corporate bond           BBB-         Korea Investors Service, Inc.
     -------------------------------------------------------------------------------------------
     2/14/03          Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
     -------------------------------------------------------------------------------------------

III.   FINANCIAL INFORMATION

1.     Summarized Financial Statements

                                                                                                  (Unit: KRW million)
                  Description                  1Q 2003        2002           2001           2000           1999
       -----------------------------      -------------- -------------- -------------- -------------- --------------
       [Current Asset]                          673,208        676,104        642,773        704,084        989,225
                                          -------------- -------------- -------------- -------------- --------------

       Quick assets                             664,228        665,242        628,471        673,484        981,524

       Inventories                                8,980         10,862         14,302         30,600          7,701
                                          -------------- -------------- -------------- -------------- --------------

       [Non-current  Asset]                   2,886,558      2,925,467      2,937,920      2,642,005        900,653
                                          -------------- -------------- -------------- -------------- --------------

       Investment Securities                    177,800        188,425        203,435        194,114         67,710

       Property and Equipment                 2,663,700      2,695,529      2,718,361      2,427,970        828,063

       Intangible Asset                          45,058         41,513         16,124         19,921          4,881

       Deferred Asset                                 -              -              -              -              -
                                          -------------- -------------- -------------- -------------- --------------

       TOTAL ASSETS                           3,559,766      3,601,570      3,580,693      3,346,089      1,889,878
                                          -------------- -------------- -------------- -------------- --------------

       [Current Liabilities]                  1,272,226      1,328,161        904,816        743,862        273,027

       [Non-current Liabilities]                966,962        898,739      1,246,547        931,024         45,115
                                          -------------- -------------- -------------- -------------- --------------

       TOTAL LIABILITIES                      2,239,188      2,226,900      2,151,363      1,674,886        318,142
                                          -------------- -------------- -------------- -------------- --------------

       [Paid-in Capital]                      1,396,613      1,396,613      1,320,000      1,320,000      1,200,000

       [Capital in excess of par value]         692,815        692,815        693,205        693,205        414,408

       [Retained Earning]                      -763,040       -709,237       -586,097       -341,984        -42,867

       [Capital Adjustment]                      -5,810         -5,521         -2,221            -18            195
                                          -------------- -------------- -------------- -------------- --------------

       TOTAL SHAREHOLDERS' EQUITY             1,320,578      1,374,670      1,429,329      1,671,203      1,571,736
                                          -------------- -------------- -------------- -------------- --------------

       Revenue                                  329,114      1,253,859        825,449        336,187         23,119

       Operating Profit                          -6,353          6,080       -165,188       -296,577       -140,307

       Ordinary Profit                          -53,803       -123,140       -244,113       -299,114        -77,423

       Net Income                               -53,803       -123,140       -244,113       -299,118        -70,902
                                          -------------- -------------- -------------- -------------- --------------

          (Note) "-" Means minus figures

2.   Accounting standards


     a.   Basis of Presentation

          The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

          The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of W1,254.6 to US $1.00 at March 31, 2003, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

          Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:


     b.   Adoption of Newly Effective Statements of Korea Accounting Standards

          The Company prepared its financial statements as of March 31, 2003 in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective for the period starting from January 1, 2003. The revised accounting standards include SKAS No.2- "Interim Financial Reporting", No.3- "Intangible Assets", No.4- "Revenue Recognition", No.5- "Tangible Assets", No.6- "Events Occurring After Balance Sheet Dates", No.7- "Capitalization of Financing Costs", No.8- "Marketable Securities", No.9- "Convertible Securities" and No.10- "Inventories". The comparative financial statements were restated applying the above accounting standards.


     c.   Revenue Recognition

          Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.


     d.   Cash and Cash Equivalents

          Cash and cash equivalents are bank deposits, securities and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.


     e.   Short-term financial instruments

          Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

     f.   Allowance for Doubtful Accounts

          The allowance for doubtful accounts is provided based on the estimated loss on uncollectible of individual accounts and historical bad debt experience.

          Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the periods ended March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                                       2003              2002
                                                    -----------       -----------
                   Beginning of period              W    16,416       W     3,358
                   Provision                              3,805            13,098
                   Write-offs                               (72)              (40)
                                                    -----------       -----------
                   End of period                    W    20,149       W    16,416
                                                    ===========       ===========


     g.   Inventories

          Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.


     h.   Short-term Investments and Long-term Investment Securities

          (1)  Classification of Securities

               Securities held by the Company are stated at acquisition cost plus incidental expenses. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in capital adjustments. The Company has classified trading securities, available-for-sale securities and held-to-maturity securities that will be disposed or matured within 1 year from balance sheet date as short-term investments, and available-for-sale securities and held-to-maturity securities classified other than short-term investments, as long-term investment securities.

          (2)  Equity Securities

               Equity securities held for investment (excluding those of affiliates and subsidiaries classified as investment securities using the equity method) that are not actively quoted (unlisted security) are stated at acquisition cost. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

          (3)  Debt Securities

               Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

               o All held-to-maturity investment debt securities if some portion was sold during the current period

               o Securities obliged to be sold before maturity by legal regulations

               o Securities accounted for as investment securities impairment loss

               Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.

          (4) Gain or Loss on Valuation of Short-term Investments and Long-term Investment Securities

               If the fair value of short-term investment securities differs from the book value determined by the individual moving average method, short-term investment securities are stated at fair value and the unrealized gain or loss is reflected in current operations, whereas unrealized gain or loss on long-term investment securities is presented as gain or loss on valuation of long-term investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.

          (5)  Recovery of Impaired Investment Securities

               For commercial companies, the recovery of previously impaired investment securities is accounted for as follows: For available for sale debt and equity securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

          (6)  Reclassification of Securities

               Although the company's objectives change, trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and the vice versa, excepting that trading security cannot be marketable. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. The difference between fair value and book value is recorded as capital adjustments when held-to-maturity security is classified into available-for-sale security. Whereas, in case that available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

               Investment Securities Using the Equity Method

               Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                                    Estimated useful lives
                                                                    ----------------------
          Buildings, building facilities and structures                     50 years
          Machinery                                                          8 years
          Vehicles and other                                               5~8 years

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, are capitalized until the year ended December 31, 2002, and are no longer capitalized starting for the period ended March 31, 2003 in compliance with the newly effective accounting standards. The amount of capitalized interest for the three-month period ended March 31, 2002 is W 1,065 million.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                                           Estimated Useful Lives
                                                           ----------------------
          Goodwill                                                 5 years
          Intellectual proprietary rights                        5-20 years
          Cable line usage rights                                  20 years
          Land rights                                              20 years
          Development costs                                         1 year

Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants shall be allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No. 9, the Company did not adjust the amount of detachable warrants on bonds issued before December 31, 2002, retroactively. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W 24,937 million and W 22,341 million as of March 31, 2003 and December 31, 2002, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W 275 million and W 284 million as of March 31, 2003 and December 31, 2002, respectively, are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the periods ended March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                                   Amount
                                        -----------------------------
                                           2003                2002
                                        ---------           ---------
          Beginning of period           W  22,341           W  15,664
          Severance payments                 (748)             (3,657)
                                        ---------           ---------
                                           21,593              12,007
          Provision                         3,344              10,334
                                        ---------           ---------
          End of period                 W  24,937           W  22,341
                                        =========           =========

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W 1,254.60 and W 1,186.30 to US $1.00 at March 31, 2003 and December 31, 2002,
respectively.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 22).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the "the minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 20).

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the three-month periods ended March 31, 2003 and 2002 were 279,323 thousand shares and 265,235 thousands shares, respectively.

Net loss for common stock for the three-month periods ended March 31, 2003 and 2002 are computed as follows (won in millions):

                                                   2003                2002
                                                ---------           ---------
          Nett loss                             W  53,803           W  48,714
          Dividend for preferred stock                  -                   -
                                                ---------           ---------
          Net loss for common stock             W  53,803           W  48,714
                                                =========           =========

Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

3.   Accounting Information

     A)   Allowance for bad debts conditions

          (1)  Details of allowance for bad debts in last three years


                                                                                                    (Unit : KRW, %)

                                                                            Allowance for bad        Ratio of Allowance
                                 Items                   Total Amount             debts                for bad debts
                          -----------------             ---------------     -------------------      ------------------
        1Q 2003           Trade Receivables             216,213,795,381        17,249,913,278               8.0%

         2002             Trade Receivables             219,346,527,526        13,516,918,140               6.2%

         2001             Trade Receivables             134,035,010,098         3,357,639,983               2.5%

         2000             Trade Receivables              78,803,187,227           822,114,672               1.0%

(2)  Methods of allowance for bad debts


                                                                                                    (Unit : KRW, %)

                                                       Amount of trade      Allowance for bad        Ratio of Allowance
                                 Periods                 receivables               debts                for bad debts
     ---------------      --------------------         ----------------     ------------------       ------------------
        1Q 2003           2 years ~ 3 years               2,845,343,514          2,396,917,376             84.2%

                          1 year ~ 2 years                8,265,602,949          5,157,736,240             62.4%

                          4 months ~ 1 year              19,244,781,708          7,978,886,496             41.5%

                          ~ 4 months                     32,137,265,850            321,372,659              1.0%

                          Estimated revenue             111,684,453,231            871,703,190              0.8%

                          Other revenue                  11,662,849,511            523,297,317              4.5%
     ---------------      ------------------            ---------------         --------------            ------
               Total                                    185,840,296,763         17,249,913,278              9.3%
     ---------------      ------------------            ---------------         --------------            ------

         2002             2 years ~ 3 years               1,754,155,204          1,497,346,882             85.4%

                          1 year ~ 2 years                6,446,266,771          4,030,205,985             62.5%

                          4 months ~ 1 year              17,628,018,584          6,973,644,152             39.6%

                          ~ 4 months                     29,212,444,965            292,124,450              1.0%

                          Estimated revenue             114,746,096,018            573,730,480              0.5%

                          Other revenue                  14,559,017,030            145,590,170              1.0%
     ---------------      ------------------            ---------------         --------------            ------
               Total                                    184,345,998,572         13,512,642,119              7.3%
     ---------------      ------------------            ---------------         --------------            ------

         2001             2 years ~ 3 years                  52,461,037             52,461,037            100.0%

                          1 year ~ 2 years                2,432,041,788          1,216,020,894             50.0%

                          4 months ~ 1 year               7,108,449,859          1,421,689,972             20.0%

                          ~ 4 months                     21,133,387,558            211,333,876              1.0%

                          Estimated revenue              80,370,806,360            401,854,032              0.5%

                          Other revenue                   5,428,017,245             54,280,172              1.0%
     ---------------      ------------------            ---------------         --------------            ------
               Total                                    116,525,163,847          3,357,639,983              2.9%
     ---------------      ------------------            ---------------         --------------            ------

         2000             4 months ~                      1,464,086,957            292,817,391             20.0%

                          ~ 4 months                     28,520,343,811            285,203,438              1.0%

                          Estimated revenue              48,818,768,459            244,093,842              0.5%
     ---------------      ------------------            ---------------         --------------            ------
               Total                                     78,803,199,227            822,114,671              1.0%
     ---------------      ------------------            ---------------         --------------            ------

(3)  Outstanding balance of Trade Receivables in 1Q 2002


                                                                                               (Unit : KRW million)

                          ~ 6 months        6 months ~ 1 year      1 year ~ 3 years     3 years ~        Total
---------------------     ----------        -----------------      ----------------     ----------       -------
      Amounts              190,107             14,886              11,221                -               216,214

       Ratio                87.9%               6.9%                5.2%                 -                100.0%

B)   Fiscal years recorded net loss in last 5 years

                               Net loss amounts (KRW billion)                            Reason
     ---------------           ------------------------------           -----------------------------------------
          2002                            123.1                         Large investments in early business stage

          2001                            244.1                         Large investments in early business stage

          2000                            299.1                         Large investments in early business stage

          1999                             70.9                         Large investments in early business stage

4.   Financial Statements

     1)   Balance Sheet  (As of the end of March 31, 2003 and 2002)


                                                                                                        Translation into
                                                                          Korean Won                  U.S. Dollars (Note 2)
                                                                   ---------------------------       --------------------------
                           ASSETS                                    2003              2002             2003           2002
                                                                   ----------       ----------       ----------     ----------
                                                                        (In millions)                    (In thousands)
CURRENT ASSETS:
   Cash and cash equivalents (Note 3)                              W  240,883       W  278,511       $  192,000      $  221,992
   Short-term financial instruments (Notes 4 and 5)                   163,330          131,723          130,185         104,992
   Short-term investments (Note 6)                                     20,241           18,770           16,133          14,961
   Trade receivables, net of allowance for doubtful accounts
     of W17,250 million in 2003 and W13,517 million in 2002           198,964          205,830          158,588         164,060
   Short-term loans, net of discount on present value of
     W211 million in 2003 and W189 million in 2002
     (Note 9)                                                           7,771            7,193            6,194           5,733
   Accounts receivable-other, net of allowance for doubtful
     accounts of W2,899 million in 2003 and 2002                       12,632            5,930           10,069           4,727
   Accrued income                                                       6,473            4,982            5,159           3,971
   Prepaid expenses (Note 10)                                          12,977            8,409           10,344           6,703
   Prepaid income tax                                                     575            3,709              458           2,956
   Advanced payments                                                      382              185              304             147
   Inventories                                                          8,980           10,862            7,158           8,658
                                                                   ----------       ----------       ----------      ----------
                                                                      673,208          676,104          536,592         538,900
                                                                   ----------       ----------       ----------      ----------

NON-CURRENT ASSETS:
   Long-term financial instruments (Notes 4 and 5)                          7                5                5               4
   Long-term investment securities (Note 7)                            47,262           49,316           37,671          39,308
   Investment securities using the equity method (Note 8)              41,144           40,796           32,794          32,517
   Long-term loans, net of discount on present value of
     W3,646 million in 2003 and W4,006 million in 2002
     (Note 9)                                                          22,290           23,161           17,767          18,461
   Key-money deposits                                                  53,382           61,156           42,549          48,745
   Long-term prepaid expenses                                          13,715           13,990           10,932          11,151
   Property and equipment, net (Notes 2, 11, 13  and 15)            2,663,700        2,695,529        2,123,147       2,148,517
   Intangibles (Note 12)                                               45,058           41,513           35,914          33,089
                                                                   ----------       ----------       ----------      ----------
                                                                    2,886,558        2,925,466        2,300,779       2,331,792
                                                                   ----------       ----------       ----------      ----------
           Total Assets                                            W3,559,766       W3,601,570       $2,837,371      $2,870,692
                                                                   ==========       ==========       ==========      ==========


                                                                                                         Translation into
                                                                            Korean Won                  U.S. Dollars (Note 2)
                                                                   ---------------------------      ---------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                  2003            2002             2003             2002
                                                                   ----------      -----------      -----------      ----------
                                                                          (In millions)                   (In thousands)
CURRENT LIABILITIES:
   Trade payables                                                  W   55,009       W   70,234       $   43,846      $   55,981
   Other accounts payable                                             117,570          153,254           93,711         122,153
   Short-term borrowings (Note 14)                                    155,000           55,000          123,545          43,839
   Current maturities of long-term debt, net
     (Notes 13 and 15)                                                627,267          740,102          499,974         589,911
   Advances received (Note 16)                                        128,244          126,008          102,219         100,437
   Current portion of Asset Backed Loans (Note 17)                    103,138          102,862           82,208          81,988
   Accrued expenses                                                    46,244           43,795           36,860          34,908
   Withholdings                                                        25,519           22,646           20,340          18,050
   Forward exchange contracts                                               -            1,888                -           1,505
   Interest rate swap                                                   6,151            5,633            4,903           4,490
   Other current liabilities                                            8,084            6,739            6,443           5,371
                                                                   ----------       ----------       ----------      ----------
                                                                    1,272,226        1,328,161        1,014,049       1,058,633
                                                                   ----------       ----------       ----------      ----------

LONG-TERM LIABILITIES:
   Long-term debt, net (Note 15)                                      190,245          168,395          151,638         134,222
   Debentures, net (Note 15)                                          698,652          594,718          556,872         474,030
   Long-term obligations under capital leases (Note 13)                36,793           38,087           29,326          30,358
   Long-term advances received (Note 16)                               15,194           48,014           12,111          38,270
   Asset Backed Loans (Note 17)                                             -           25,902                -          20,646
   Accrued severance indemnities, net (Note 2)                         24,662           22,057           19,657          17,581
   Long-term deposits received                                          1,416            1,566            1,129           1,248
                                                                   ----------       ----------       ----------      ----------
                                                                      966,962          898,739          770,733         716,355
                                                                   ----------       ----------       ----------      ----------
           Total Liabilities                                        2,239,188        2,226,900        1,784,782       1,774,988
                                                                   ----------       ----------       ----------      ----------

SHAREHOLDERS' EQUITY (Note 19):
   Capital stock                                                    1,396,613        1,396,613        1,113,194       1,113,194
   Paid-in capital in excess of par value                             692,815          692,815          552,220         552,220
   Accumulated deficit                                               (763,040)        (709,237)        (608,194)       (565,309)
   Capital adjustments:
     Stock compensation (Note 20)                                       4,885            4,541            3,894           3,619
     Valuation loss on short-term investments                            (681)          (1,120)            (543)           (893)
     Valuation loss on long-term investment securities                 (3,863)          (3,310)          (3,079)         (2,638)
     Valuation loss on interest swap (Note 18)                         (6,151)          (5,632)          (4,903)         (4,489)
                                                                   ----------       ----------       ----------      ----------
            Total Shareholders' Equity                              1,320,578        1,374,670        1,052,589       1,095,704
                                                                   ----------       ----------       ----------      ----------
            Total Liabilities and Shareholders' Equity             W3,559,766       W3,601,570       $2,837,371      $2,870,692
                                                                   ==========       ==========       ==========      ==========

2)   Income Statements (As of the end of March 31, 2003 and 2002)


                                                                                                         Translation into
                                                                            Korean Won                  U.S. Dollars (Note 2)
                                                                   ---------------------------      ---------------------------
                                                                      2003            2002             2003             2002
                                                                   ----------      -----------      -----------      ----------
                                                                   (In millions, except per          (In thousands, except per
                                                                         share amount)                    share amount)
OPERATING REVENUE (Note 25)                                        W  329,114      W   271,096       $  262,326      $  216,082

OPERATING EXPENSES (Note 21)                                          335,467          290,422          267,390         231,486
                                                                   ----------      -----------       ----------      ----------

OPERATING LOSS                                                         (6,353)         (19,326)          (5,064)        (15,404)
                                                                   ----------      -----------       ----------      ----------

NON-OPERATING INCOME:
   Interest income                                                      5,806            5,336            4,628           4,253
   Dividends income                                                         -            2,899                -           2,311
   Gain on valuation of trading securities                                  -            6,117                -           4,876
   Gain on valuation of investments using the equity method                 -              338                -             269
   Gain on foreign currency transactions and translation                  160              354              128             282
   Gain on disposal of long-term investment securities                     70              193               56             154
   Gain on disposal of property and equipment                             679               13              541              10
   Gain on transaction of forward exchange contract
     (Note 18)                                                            343              186              273             148
   Other                                                                1,128            2,043              899           1,629
                                                                   ----------      -----------       ----------      ----------
                                                                        8,186           17,479            6,525          13,932
                                                                   ----------      -----------       ----------      ----------
NON-OPERATING EXPENSES:
   Interest expense                                                    35,197           29,530           28,054          23,537
   Interest expense on ABL (Note 17)                                    2,774                -            2,211               -
   Loss on valuation of trading securities                              2,007                -            1,600               -
   Loss on disposal of short-term investments                             837                -              667               -
   Impairment loss on long-term investment securities                       -            2,800                -           2,232
   Loss on valuation of investments using the equity method
     (Note 8)                                                           2,152                -            1,715               -
   Loss on foreign currency transactions and translation                8,399              634            6,695             505
    Loss on disposal of property and equipment                            401              995              320             793
    Loss on redemption of debts (Note 15)                                 308            4,265              246           3,400
    Loss on disposal of trade receivables (Note 16)                     3,286            5,414            2,619           4,315
    Other bad debt expense                                                  -            2,899                -           2,311
   Donations                                                              202              278              161             222
   Other                                                                   73               52               58              41
                                                                   ----------      -----------       ----------      ----------
                                                                       55,636           46,867           44,346          37,356
                                                                   ----------      -----------       ----------      ----------

ORDINARY LOSS                                                         (53,803)         (48,714)         (42,885)        (38,828)

EXTRAORDINARY ITEMS                                                         -                -                -               -
                                                                   ----------      -----------       ----------      ----------

LOSS BEFORE INCOME TAX                                                (53,803)         (48,714)         (42,885)        (38,828)

INCOME TAX EXPENSE (Note 22)                                                -                -                -               -
                                                                   ----------      -----------       ----------      ----------

NET LOSS                                                           W  (53,803)      W  (48,714)      $  (42,885)     $  (38,828)
                                                                   ==========       ==========       ==========      ==========

NET LOSS PER COMMON SHARE (Note 2)                                 W     (193)      W     (184)      $   (0.154)         (0.147)
                                                                   ==========       ==========       ==========      ==========

3)   Statements of Deposition of Deficit (As of the end of Dec. 31, 2002 and
     2001)



                                                                                                         Translation into
                                                                            Korean Won                  U.S. Dollars (Note 2)
                                                                   ---------------------------      ---------------------------
                                                                      2002            2001             2002             2001
                                                                   ----------      -----------      -----------      ----------
                                                                          (In millions)                   (In thousands)

ACCUMULATED DEFICIT BEFORE DISPOSITION:
   Undisposed deficit carried over from prior year                 W (586,097)     W  (341,984)     $  (494,054)    $  (288,278)
   Net loss                                                          (123,140)        (244,113)        (103,802)       (205,777)
                                                                   ----------      -----------       ----------      ----------
                                                                     (709,237)        (586,097)        (597,856)       (494,055)

DISPOSITION OF DEFICIT                                                      -                -                -               -
                                                                   ----------      -----------       ----------      ----------

UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO
  SUBSEQUENT YEAR                                                  W (709,237)     W  (586,097)      $ (597,856)     $ (494,055)
                                                                   ==========      ===========       ==========      ==========


4)   Statements of Cash Flow (As of the end of March 31, 2003 and 2002)


                                                                                                         Translation into
                                                                            Korean Won                  U.S. Dollars (Note 2)
                                                                          (Not reviewed)                   (Not reviewed)
                                                                   ---------------------------      ---------------------------
                                                                      2003            2002             2003             2002
                                                                   ----------      -----------      -----------      ----------
                                                                          (In millions)                   (In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                        W  (53,803)     W   (48,714)     $   (42,885)    $   (38,828)
                                                                   ----------      -----------      -----------     -----------

   Adjustments to reconcile net loss to net cash provided
     by (used in) operating activities:
     Stock compensation expense                                           344              504              274             402
     Depreciation and amortization                                    100,562           93,564           80,155          74,577
     Provision for severance indemnities                                3,344            2,517            2,665           2,006
     Provision for doubtful accounts                                    3,805            3,813            3,033           3,039
     Amortization of discount on debentures                             4,571            2,590            3,643           2,064
     Recognition of long-term accrued interest                          3,056            1,235            2,436             984
     Employee fringe benefits                                             184              131              147             104
     Loss on foreign currency translation                               8,213              433            6,546             345
     Loss on disposal of short-term investments                           837                -              667               -
     Loss on valuation of trading securities                            2,007                -            1,600               -
     Loss on disposal of property and equipment                           401              995              320             793
     Loss on early redemption of debentures                               308            4,265              245           3,399
     Loss on valuation of investments using the equity method           2,152                -            1,715               -
     Impairment loss on long-term investment securities                     -            2,800                -           2,232
     Gain on valuation of trading securities                                -           (6,117)               -          (4,876)
     Gain on disposal of long-term investment securities                  (70)            (193)             (56)           (154)
     Gain on valuation of investments using the equity method               -             (338)               -            (269)
     Gain on disposal of property and equipment                          (679)             (13)            (541)            (10)
     Gain on foreign currency translation                                (133)             (10)            (106)             (8)
     Gain on exchange of forward exchange contract                       (343)            (186)            (273)           (148)
     Amortization of present value discount                              (522)            (533)            (416)           (425)

   Changes in assets and liabilities resulting from operations:
     Decrease (Increase) in trade receivables                           2,145          (21,622)           1,710         (17,234)
     Increase in accounts receivable-other                             (6,702)          (4,590)          (5,342)         (3,658)
     Increase in accrued income                                        (1,491)            (355)          (1,188)           (283)
     Decrease (Increase) in prepaid expenses                           (4,568)             340           (3,641)            271
     Decrease in prepaid income tax                                     3,134            4,603            2,498           3,669
     Increase in advanced payments                                       (197)         (12,145)            (157)         (9,680)
     Increase in inventories                                           (9,372)         (15,687)          (7,470)        (12,504)
     Decrease (Increase) in other current assets                       (1,546)           8,610           (1,232)          6,863
     Decrease in long-term prepaid expenses                               274            4,225              218           3,368
     Decrease in trade payables                                       (15,225)         (44,064)         (12,136)        (35,122)
     Decrease in other accounts payable                               (35,700)         (51,612)         (28,455)        (41,138)
     Increase (Decrease) in accrued expenses                            2,449           (2,095)           1,952          (1,670)
     Increase in withholdings                                           2,874              181            2,291             144
     Increase in other current liabilities                                787              246              627             196
     Increase (Decrease) in long-term advances received                  (309)           1,854             (246)          1,478
     Decrease in long-term deposits received                             (151)            (414)            (121)           (330)
     Decrease in payments to National Pension                               9               30                7              24
     Payments of severance indemnities                                   (748)          (1,351)            (596)         (1,077)
     Write-off of trade receivables                                       (72)               -              (57)              -
                                                                   ----------      -----------      -----------     -----------

   Net cash flows provided by (used in) operating activities            9,825          (77,103)           7,831         (61,456)
                                                                   ----------      -----------      -----------     -----------


                                                                                                         Translation into
                                                                            Korean Won                  U.S. Dollars (Note 2)
                                                                          (Not reviewed)                   (Not reviewed)
                                                                   ---------------------------      ---------------------------
                                                                      2003            2002             2003             2002
                                                                   ----------      -----------      -----------      ----------
                                                                          (In millions)                   (In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:

     Disposal of short-term investments                            W    7,769       W        -      $     6,194      $        -
     Collection of short-term financial instruments                    44,523           89,300           35,489          71,178
     Redemption of short-term loans                                       620              272              494             217
     Redemption of long-term loans                                        962              414              767             330
     Disposal of long-term investment securities                           73              627               58             500
     Refund of key-money deposits                                       8,365            4,572            6,667           3,644
     Proceeds from disposal of property and equipment                   1,896              533            1,511             425
     Acquisition of short-term financial instruments                  (76,130)        (168,300)         (60,681)       (134,146)
     Purchase of short-term investments                               (11,645)               -           (9,282)              -
     Payment of short-term loans                                         (214)            (168)            (171)           (134)
     Acquisition of long-term financial instruments                        (2)               -               (2)              -
     Payment of long-term loans                                          (737)            (525)            (587)           (419)
     Payment of key-money deposits                                       (590)          (2,403)            (470)         (1,916)
     Acquisition of property and equipment                            (50,813)         (64,593)         (40,502)        (51,485)
     Acquisition of intangibles                                        (4,408)         (11,116)          (3,514)         (8,860)
                                                                   ----------      -----------      -----------     -----------

   Net cash flows used in investing activities                        (80,331)        (151,387)         (64,029)       (120,666)
                                                                   ----------      -----------      -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from short-term borrowings                              100,000                -           79,707               -
     Proceeds from long-term debt                                      40,000                -           31,883               -
     Proceed from issuance of debentures                              181,304          313,159          144,511         249,609
     Proceeds from issuance of common stock                                 -           35,692                -          28,449
     Repayment of long-term debt and debentures                      (233,086)        (175,573)        (185,785)       (139,943)
     Repayment of ABL                                                 (25,626)               -          (20,426)              -
     Refund of long-term advances received                            (29,714)         (35,585)         (23,684)        (28,364)
                                                                   ----------      -----------      -----------     -----------

   Net cash flows provided by financing activities                     32,878          137,693           26,206         109,751
                                                                   ----------      -----------      -----------     -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                             (37,628)         (90,797)         (29,992)        (72,371)
                                                                   ----------      -----------      -----------     -----------

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                        278,511          274,537          221,992         218,824
                                                                   ----------      -----------      -----------     -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                           W  240,883       W  183,740      $   192,000      $  146,453
                                                                   =========-      ===========      ===========      ==========


                                                                                                        Translation into
                                                                          Korean Won                  U.S. Dollars (Note 2)
                                                                        (Not reviewed)                   (Not reviewed)
                                                                   ------------------------         -------------------------
                                                                     2003            2002             2003            2002
                                                                   -------         -------          --------        ---------
                                                                         (In millions)                     (In thousands)
 NON-CASH TRANSACTIONS:
    Transfer of long-term loans to current portion                 W  1,006        $     80          W    802        $     64
    Transfer of inventories to property and equipments               11,254          16,761             8,970          13,360
    Transfer of machinery in transit to machinery                       468             209               373             167
    Transfer of construction-in-progress to property and
      equipments                                                     59,627          35,537            47,527          28,325
    Transfer of construction-in-progress to intangibles                   -          16,311                 -          13,001
    Transfer of debentures to current portion                        88,705         191,875            70,704         152,937
    Transfer of long-term debt to current portion                    19,108          10,826            15,230           8,629
    Transfer of long-term obligation under capital leases to
      current portion                                                 8,923          10,399             7,112           8,289
    Transfer of ABL to current portion                               25,902               -            20,646               -
    Transfer of long-term advances received to current portion       32,510          29,714            25,913          23,684
    Recognition of loss on valuation of long-term investment
      securities as capital adjustments                                 603           2,352               481           1,875

     5)   Notes to Financial Statements

1.   GENERAL:

Hanaro Telecom, Inc. ("the Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. The Company commenced providing local call and high-speed data access, including internet and multimedia access, on April 1, 1999 in the cities of Seoul, Pusan, Ulsan and Incheon.

On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued American Depository Receipts ("ADRs") on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

On December 12, 2002, the Company received a license to provide domestic long distance calls and international calls from the MIC and plans to begin providing service in October 2003.

The Company's headquarters is located in Seocho-Gu, Seoul and has 10 domestic branches. The Company has invested in the following companies in order to facilitate and strengthen its services: Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc., and Dreamline Corporation

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     A.   Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of W 1,254.60 to US $1.00 at March 31, 2003, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:


     B.   Adoption of Newly Effective Statements of Korea Accounting Standards

The Company prepared its financial statements as of March 31, 2003 in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective for the period starting from January 1, 2003. The revised accounting standards include SKAS No.2- "Interim Financial Reporting", No.3- "Intangible Assets", No.4- "Revenue Recognition", No.5- "Tangible Assets", No.6- "Events Occurring After Balance Sheet Dates", No.7- "Capitalization of Financing Costs", No.8- "Marketable Securities", No.9- "Convertible Securities" and No.10- "Inventories". The comparative financial statements were restated applying the above accounting standards.


     C.   Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.


     D.   Cash and Cash Equivalents

Cash and cash equivalents are bank deposits, securities and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.


     E.   Short-term financial instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.


     F.   Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the periods ended March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                                 2003              2002
                                               --------          --------
          Beginning of period                  W 16,416          W  3,358
          Provision                               3,805            13,098
          Write-offs                                (72)              (40)
                                               --------          --------
          End of period                        W 20,149          W 16,416
                                               ========          ========


     G.   Inventories

Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.


     H.   Short-term Investments and Long-term Investment Securities

(1)  Classification of Securities

Securities held by the Company are stated at acquisition cost plus incidental expenses. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in capital adjustments. The Company has classified trading securities, available-for-sale securities and held-to-maturity securities that will be disposed or matured within 1 year from balance sheet date as short-term investments, and available-for-sale securities and held-to-maturity securities classified other than short-term investments, as long-term investment securities.

(2)  Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries classified as investment securities using the equity method) that are not actively quoted (unlisted security) are stated at acquisition cost. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

(3)  Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

o All held-to-maturity investment debt securities if some portion was sold during the current period

o    Securities obliged to be sold before maturity by legal regulations

o    Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.

(4) Gain or Loss on Valuation of Short-term Investments and Long-term Investment Securities

If the fair value of short-term investment securities differs from the book value determined by the individual moving average method, short-term investment securities are stated at fair value and the unrealized gain or loss is reflected in current operations, whereas unrealized gain or loss on long-term investment securities is presented as gain or loss on valuation of long-term investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.

(5)  Recovery of Impaired Investment Securities

For commercial companies, the recovery of previously impaired investment securities is accounted for as follows:

For available for sale debt and equity securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

(6)  Reclassification of Securities

Although the company's objectives change, trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and the vice versa, excepting that trading security cannot be marketable.
Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. The difference between fair value and book value is recorded as capital adjustments when held-to-maturity security is classified into available-for-sale security. Whereas, in case that available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                                    Estimated useful lives
                                                                    ----------------------
          Buildings, building facilities and structures                   50 years
          Machinery                                                        8 years
          Vehicles and other                                             5-8 years

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, are capitalized until the year ended December 31, 2002, and are no longer capitalized starting for the period ended March 31, 2003 in compliance with the newly effective accounting standards. The amount of capitalized interest for the three-month period ended March 31, 2002 is W 1,065 million.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                                                   Estimated useful lives
                                                                   ----------------------
          Goodwill                                                         5 years
          Intellectual proprietary rights                               5-20 years
          Cable line usage rights                                         20 years
          Land rights                                                     20 years
          Development costs                                                 1 year


Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants shall be allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No.9, the Company did not adjust the amount of detachable warrants on bonds issued before December 31, 2002, retroactively. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W24,937 million and W22,341 million as of March 31, 2003 and December 31, 2002, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W275 million and W284 million as of March 31, 2003 and December 31, 2002, respectively, are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay
4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the periods ended March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                              Amount
                                 ----------------------------
                                     2003             2002
                                 -----------       ----------
     Beginning of period         W   22,341        W   15,664
     Severance payments                (748)           (3,657)
                                 ----------        ----------
                                     21,593            12,007
     Provision                        3,344            10,334
                                 ----------        ----------
     End of period               W   24,937        W   22,341
                                 ==========        ==========

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,254.60 and W1,186.30 to US$1.00 at March 31, 2003 and December 31, 2002,
respectively.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 22).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the "the minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 20).

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the three-month periods ended March 31, 2003 and 2002 were 279,323 thousand shares and 265,235 thousands shares, respectively.

Net loss for common stock for the three-month periods ended March 31, 2003 and 2002 are computed as follows (won in millions):

                                                  2003             2002
                                               ---------         ---------
     Net loss                                  W  53,803         W  48,714
     Dividend for preferred stock                      -                 -
                                               ---------         ---------
     Net loss for common stock                 W  53,803         W  48,714
                                               =========         =========

Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

3.   CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                               Interest rate
                                           per annum (%) in 2003          2003                     2002
                                           ---------------------       ---------                ---------
Cash on hand                                        -                  W      34                W       4
Passbook accounts                                  1.0                       821                      752
Time deposits                                    4.0-4.5                   9,000                   21,171
Money market fund                               3.65-4.8                 182,983                  203,844
Repurchase agreements                           4.35-4.4                  13,000                   10,000
Specified money trust                               -                          -                   32,740
Fixed interest instruments                          -                          -                   10,000
Commercial paper                                   3.5                    35,045                        -
                                                                       ---------                ---------
                                                                       W 240,883                W 278,511
                                                                       =========                =========

4.   SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

Short-term financial instruments as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                    Interest rate
                                per annum (%) in 2003     2003         2002
                                ---------------------   ---------    ---------
Time deposits                         4.0-5.2           W 135,500    W  85,700
Specified money trust                   --                     --       20,956
Repurchase agreements                 4.1-5.0              27,830       25,067
                                                        ---------    ---------
                                                        W 163,330    W 131,723
                                                        =========    =========

Long-term financial instruments as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                    Interest rate
                                per annum (%) in 2003      2003         2002
                                ---------------------    --------     --------
Deposits for checking accounts          --                  W 7          W 5

5.   RESTRICTED DEPOSITS:

As of March 31, 2003 and December 31, 2002, the following deposits are subject to withdrawal restriction for guarantee for borrowings, checking accounts, severance payment and other reasons (won in millions).

                                                           2003         2002
                                                         --------     --------
Short-term financial instruments                         W 83,500     W 77,505
Long-term financial instruments                                 7            5
                                                         --------     --------
                                                         W 83,507     W 77,505
                                                         ========     ========

6.   SHORT-TERM INVESTMENTS:

Marketable securities as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                            2003                            2002
                                -----------------------------   -----------------------------
                                Acquisition cost   Book value   Acquisition cost   Book value
                                ----------------   ----------   ----------------   ----------
Trading securities:
   Beneficiary certificates         W 25,000        W 15,917        W 25,000        W 17,630
   MMF                                 3,039           2,745              --              --
                                    --------        --------        --------        --------
                                      28,039          18,662          25,000          17,630
                                    --------        --------        --------        --------
Held-to-maturity securities:
   Convertible bonds                     240             240             240             240
   CBO                                 2,620           1,339           2,620             900
                                    --------        --------        --------        --------
                                       2,860           1,579           2,860           1,140
                                    --------        --------        --------        --------
                                    W 30,899        W 20,241        W 27,860        W 18,770
                                    ========        ========        ========        ========

7.  LONG-TERM INVESTMENT SECURITIES:

(1) Investment securities as of March 31, 2003 and December 31, 2002 consist of the following (won in millions):

                                                                   Ownership
                                                                percentage (%)            Amount
                                                              -----------------    --------------------
                                                                2003      2002       2003        2002
                                                               ------    ------    --------    --------
Available-for-sale securities:
   Listed equity securities:
     LG Telecom, Ltd.                                           0.37      0.37     W  3,967    W  4,505
     IMRI Co., Ltd.                                             0.63      0.63           52          64
     Net secure Technology, Inc.                                2.35      2.35          113         166
                                                                                   --------    --------
                                                                                      4,132       4,735
                                                                                   --------    --------

   Investments in affiliates (unlisted equity securities):
     Hanaro Realty Development & Management Co., Ltd.             --     99.99           --       2,500
     Hanaro Telecom & Internet Information, Inc.               99.99     99.99        1,900       1,900
     Hanaro Web(n)TV                                           90.91     90.91       17,309      17,309
     M-Commerce Co., Ltd.                                      30.29     30.29           --          --
     Hanaro Telecom Asia, Inc.                                100.00    100.00           23          23
     Others                                                                             500         500
                                                                                   --------    --------
                                                                                     19,732      22,232
                                                                                   --------    --------
   Other non-listed equity securities:
     Korea Information Assurance, Inc.                          0.47      0.47          100         100
     Media Valley, Inc.                                         5.44      5.44          256         256
     C.C.S., Inc.                                              10.00     10.00        4,500       4,500
     CCR Inc.                                                   2.08      2.08        1,780       1,780
     Dauinternet, Inc.                                          0.63      0.63        1,100       1,100
     Others                                                                           3,498       2,498
                                                                                   --------    --------
                                                                                     11,234      10,234
                                                                                   --------    --------
   Investments in funds:
     Engineering Benevolent Association                         0.03      0.03           14          14
     KDBC Hanaro Interventure Fund                             31.00     31.00        3,100       3,100
                                                                                   --------    --------
                                                                                      3,114       3,114
                                                                                   --------    --------
                                                                                     38,212      40,315
                                                                                   --------    --------
Held-to-maturity securities:
   Investments in funds:
     Hana Pream Limited Co.                                     5.00       5.00           1           1
     Hanafos Securitiezation Specialty Co., Ltd.                2.00       2.00          --          --
                                                                                   --------    --------
                                                                                          1           1
                                                                                   --------    --------
   Debt securities:
     Hanafos Secritization Specialty Co., Ltd.                                        9,000       9,000
     Bestrol                                                                             49          --
                                                                                   --------    --------
                                                                                      9,049       9,000
                                                                                   --------    --------
                                                                                      9,050       9,001
                                                                                   --------    --------
                                                                                   W 47,262    W 49,316
                                                                                   ========    ========

(2) Listed equity securities as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                            2003                            2002
                                -----------------------------   -----------------------------
                                Acquisition cost   Book value   Acquisition cost   Book value
                                ----------------   ----------   ----------------   ----------
LG Telecom Co., Ltd.                W  5,396        W  3,967        W  5,396        W  4,505
Netsecure Technology, Inc.             1,399             113           1,399             166
IMRI Co., Ltd.                           800              52             800              64
                                    --------        --------        --------        --------
                                    W  7,595        W  4,132        W  7,595        W  4,735
                                    ========        ========        ========        ========

(3) Investments in affiliates as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                                        2003                            2002
                                -------------------------------------------------    ----------
                                Acquisition cost    Net asset value    Book value    Book value
                                ----------------    ---------------    ----------    ----------
Hanaro Realty Development &
   Management Co., Ltd.             W     --           W     --         W     --      W  2,500
Hanaro Telephone & Internet
   Information, Inc.                   1,900              1,715            1,900         1,900
Hanaro Web(n)TV                       17,309              5,349           17,309        17,309
M-commerce Co., Ltd.                   4,585                 --               --            --
Hanaro Telecom America, Inc.              23                416               23            23
Others                                 1,940                340              500           500
                                    --------           --------         --------      --------
                                    W 25,757           W  7,820         W 19,732      W 22,232
                                    ========           ========         ========      ========

In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than W7,000 million as of the prior year end.

(4) Other non-listed equity securities as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                                        2003                            2002
                                -------------------------------------------------    ----------
                                Acquisition cost    Net asset value    Book value    Book value
                                ----------------    ---------------    ----------    ----------
Korea Information Assurance Inc.    W    100           W     85         W    100      W    100
Media Valley Inc.                        900                176              256           256
C. C. S. Inc.                          4,500              2,183            4,500         4,500
Gameventure, Inc.                      1,780                503            1,780         1,780
Dauinternet, Inc.                      1,100                 28            1,100         1,100
Others                                 6,356              2,203            3,498         2,498
                                    --------           --------         --------      --------
                                    W 14,736           W  5,178         W 11,234      W 10,234
                                    ========           ========         ========      ========

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss charged to current operations.

(5) Debt securities as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                              2003                            2002
                                  -----------------------------   -----------------------------
                                  Acquisition cost   Book value   Acquisition cost   Book value
                                  ----------------   ----------   ----------------   ----------
Subordinate debt investments:
  Bestrol                             W    450        W     49        W    450        W     --
  Asset Backed Securities (ABS)          9,000           9,000           9,000           9,000
                                      --------        --------        --------        --------
                                      W  9,450        W  9,049        W  9,450        W  9,000
                                      ========        ========        ========        ========

Asset Backed Securities (ABS) were purchased from Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in conjunction with the Company's transfer of the beneficiary certificates to Hanafos, endowed in return for the Company's future trade receivables (see Note 16).

8.   INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1) Investment securities using the equity method as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                               Ownership percentage (%)           Book value
                               ------------------------    ------------------------
                                  2003          2002          2003          2002
                               ----------    ----------    ----------    ----------
Dreamline Co.                     32.18         32.18       W 38,283      W 40,796
Hanaro Realty Development &       99.99            --
Management Co., Ltd.                                           2,861            --
                                                            --------      --------
                                                            W 41,144      W 40,796
                                                            ========      ========

(2) As of March 31, 2003, gain (loss) on valuation of equity securities is as follows (won in millions):

                                                                            2003
                                                            --------------------------------------
                                Acquisition    Net asset    Beginning
                                    cost         value      of period    Gain (loss)    Book value
                                -----------    ---------    ---------    -----------    ----------
Dreamline Co.                     W 39,530      W 64,447     W 40,796     W (2,513)      W 38,283
Hanaro Realty Development &
   Management Co., Ltd.              2,500         2,861           --          361          2,861
                                  --------      --------     --------     --------       --------
                                  W 42,030      W 67,038     W 40,796     W (2,152)      W 41,144
                                  ========      ========     ========     ========       ========


(3) Changes in the difference between acquisition cost and net asset value at time of acquisition for the three-month period ended March 31, 2003 are as follows (won in millions):

                             Beginning of period    Recognition    End of period
                            --------------------    -----------    -------------
Dreamline Co.                     W 26,844           W    696         W 26,148

9.   LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                          Interest               2003                       2002
                                          per annum    -----------------------    -----------------------
                                             (%)       Short-term    Long-term    Short-term    Long-term
                                          ---------    ----------    ---------    ----------    ---------
Loans to employees for share ownership        --        W     --      W 14,778     W     --      W 14,835
Loans to employees for housing               2.0           1,225         7,214        1,147         6,733
Other                                         --             120            67          109            63
   Less: discount on present value                           (36)       (3,153)         (26)       (3,357)
                                                        --------      --------     --------      --------
                                                        W  1,309      W 18,906     W  1,230      W 18,274
                                                        ========      ========     ========      ========

10.  PREPAID EXPENSES:

The acquisition cost of personal computers, which are related to the Company's PC-PLUS I and II programs, are recorded as prepaid expenses at the time of sales and recognized as expense over the three-year term of the agreement. In relation to this, W1,611 million and W5,836 million are recorded as prepaid expenses as of March 31, 2003 and December 31, 2002.

11.  PROPERTY AND EQUIPMENT:

Changes in property and equipment for the three-month period ended March 31, 2003 are as follows (won in millions):

                                                              2003
                                  -----------------------------------------------------------
                                  Beginning of
                                     period        Increase       Decrease      End of period
                                  ------------    -----------    -----------    -------------
Land                               W   154,879    W        --    W        --     W   154,879
Buildings                              250,999         48,423             --         299,422
Structures                                 192             --             --             192
Machinery                            3,061,887         55,261          1,524       3,115,624
Vehicles                                   545             --             71             474
Other                                   40,492          1,221            465          41,248
Construction in progress                83,932         24,700         59,657          48,975
Machinery in transit                       460              8            468               -
                                   -----------    -----------    -----------     -----------
                                     3,593,386        129,613         62,185       3,660,814
                                   -----------    -----------    -----------     -----------

Less: Accumulated depreciation
    Buildings                           16,022          1,613             --          17,635
    Structures                              12              1             --              13
    Machinery                          862,974         96,568            239         959,303
    Vehicles                               249             19             48             220
    Other                               18,600          1,498            155          19,943
                                   -----------    -----------    -----------     -----------
                                       897,857         99,699            442         997,114
                                   -----------    -----------    -----------     -----------
                                   W 2,695,529    W    29,914    W    61,743     W 2,663,700
                                   ===========    ===========    ===========     ===========

Depreciable assets are insured for fire and other casualty losses up to W2,158,020 million as of March 31, 2003.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is W135,938 million as of March 31, 2003.

12.  INTANGIBLES:

(1) Changes in intangibles for the three-month period ended March 31, 2003 are as follows (won in millions):

                                  Beginning                                      End
                                  of period    Acquisition    Amortization    of period
                                  ---------    -----------    ------------    ---------
Goodwill                          W     682      W     --       W    106      W     576
Intellectual proprietary rights          16            --              2             14

                                  Beginning                                      End
                                  of period    Acquisition    Amortization    of period
                                  ---------    -----------    ------------    ---------
Cable line usage rights              39,746         3,493            557         42,682
Development costs                       999           915            197          1,717
Land rights                              70            --              1             69
                                  ---------      --------       --------      ---------
                                  W  41,513      W  4,408       W    863      W  45,058
                                  =========      ========       ========      =========

(2) W1,281 million and W950 million of ordinary research and development costs were charged to expense as incurred for the three-month periods ended March 31, 2003 and 2002, respectively.

13.  LEASES:

(1) The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with some Metropolitan Subway Corp., Powercomm Corp., Dacom Corp., Cisco Systems Capital Korea Ltd. and AVIS RENT A CAR Co. The payment schedule for the operating leases is as follows (won in millions):

                 Underground      Leased    Telecommunication
     Year        facilities       Lines        Equipments        Automobiles      Total
-------------    -----------    ---------   -----------------    -----------    ---------
2003.4~2004.3     W   5,087     W  16,745       W  24,252         W     713     W  46,797
2004.4~2005.3         2,251        16,655          21,195               257        40,358
2005.4~2006.3           231        16,655           6,354               182        23,422
2006.4~2007.3            58            --              --                --            58
                  ---------     ----------      ---------         ---------     ---------
                  W   7,627     W  50,055       W  51,801         W   1,152     W 110,635
                  =========     =========       =========         =========     =========


(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., Shinhan Capital Co., Ltd., Yonhap Capital Co., Ltd. and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of March 31, 2003, the acquisition cost of machinery and equipment under capital leases was W103,151 million and depreciation expense related to the these capital leases for the three-month period ended March 31, 2003 amounts to W3,159 million.

     The future annual payments under these capital lease agreements as of March 31, 2003 are as follows (won in millions and dollar in thousands):

                                 Principal                                Interest
                 --------------------------------------    --------------------------------------
                                                 Won                                       Won           Total
     Year        Korean won    US dollars    equivalent    Korean won    US dollars    equivalent    lease payment
-------------    ----------    ----------    ----------    ----------    ----------    ----------    -------------
2003.4~2004.3     W 29,216      $  4,213      W  5,286      W  3,873      $    404      W    506        W 38,881
2004.4~2005.3       21,539         1,746         2,190         1,837            65            82          25,648
2005.4~2006.3       11,201            44            55           530             1             1          11,787
2006.4~2007.3        1,808            --            --            47            --            --           1,855
                  --------      --------      --------      --------      --------      --------        --------
                  W 63,764      $  6,003         7,531      W  6,287      $    470           589        W 78,171
                  ========      ========        63.764      ========      ========         6,287        ========
                                              --------                                  --------
                                                71,295                                  W  6,876
                  Less: Current portion        (34,502)                                 ========
                                              --------
                                              W 36,793
                                              ========

14.  SHORT-TERM BORROWINGS:

Short-term borrowings as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                               Interest rate per annum (%)
                                         in 2003                 2003         2002
                               ---------------------------    ---------    ---------
General loans                           6.80~8.20             W  55,000    W  55,000
Issuance of commercial paper               5.43                 100,000           --
                                                              ---------    ---------
                                                              W 155,000    W  55,000
                                                              =========    =========

15.  LONG-TERM DEBT AND DEBENTURES:

(1) Long-term debt in local currency as of March 31, 2003 and December 31, 2002 is as follows (won in millions):

                               Interest rate per annum (%)
                                         in 2003                 2003         2002
                               ---------------------------    ---------    ---------
Information promotion fund              5.33~7.25             W 174,256    W 180,590
General loans                           6.99~9.94                72,000       32,000
Less: Current portion                                           (56,020)     (48,496)
                                                              ---------    ---------
                                                              W 190,245    W 164,094
                                                              =========    =========

(2) Long-term debt in foreign currency as of March 31, 2003 and December 31, 2002 is as follows (won in millions, dollar in thousands):

                        Interest rate          US dollars              Won equivalent
                        per Annum (%)    ----------------------    ----------------------
                           in 2003          2003         2002         2003         2002
                        -------------    ---------    ---------    ---------    ---------
Facility loans               9.16        $  14,025    $  17,337    W  17,595    W  20,566
Less: Current portion                      (14,025)     (13,711)     (17,595)     (16,265)
                                         ---------    ---------    ---------    ---------
                                         $      --    $   3,626    W      --    W   4,301
                                         =========    =========    =========    =========

(3) Debentures as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                                      Amount
             Interest rate per                  ------------------------
                 annum (%)            Due          2003          2002
             -----------------    ----------    ----------    ----------
 1st               9.00            2000~2003    W  230,000    W  250,000
 2nd               7.35            2000~2005       196,875       218,750
 3rd               8.00            2000~2003            --       140,000
10th                 --            2001~2003            --        10,000
11th                 --            2001~2003            --        10,000
12th                 --            2001~2003            --        10,000
14th               9.34            2001~2003        10,000        10,000
15th               7.84            2001~2004        15,000        15,000
17-1st             6.00            2002~2004        60,000        60,000
17-2nd             6.00            2002~2004        40,000        40,000
18th               8.00            2002~2007       125,460       118,630
19-1st             6.00            2002~2004        80,000        80,000
19-2nd             6.00            2002~2005        20,000        20,000

                                                      Amount
             Interest rate per                  ------------------------
                 annum (%)            Due          2003          2002
             -----------------    ----------    ----------    ----------
20th               6.72            2002~2005       100,000       100,000
21st               6.00            2002~2005       170,000       170,000
23rd               6.00            2003~2006       190,000            --
                                                ----------    ----------
                                                 1,237,335     1,252,380
Less: Current portion                             (512,960)     (636,130)
      Discount on present value                    (25,723)      (21,532)
                                                ----------    ----------
                                                W  698,652    W  594,718
                                                ==========    ==========

(4) On February 26, 2002, the Company issued bonds with stock warrants ("18th debenture") with a zero coupon interest rate and a guaranteed interest rate on maturity of 8.0% for the purpose of early repayment of the 13th bonds with stock warrants. The warrants on the bonds with stock warrants is 15% or US$ 15,000 thousands and may be exercised from May 26, 2002 to January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00 and the exercise price is scheduled to change quarterly based on the market price of the related stock.

     The above bonds with stock warrants have a right to require early repayment on August 26, 2003 at 112.2% of the principal of the bonds with stock warrants. The Company recorded W11,302 million of accrued interest for possible early repayment as a current liability.

     As of March 31, 2003, US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised.

(5) The Company early repaid W20,000 million of 1st debentures and recorded W308 million of loss on early redemption of debt.


(6) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 13) as of March 31, 2003 is as follows (won in millions and dollar in thousands):

                                                          Long-term debt in
                                                          foreign currency
                    Debentures    Long-term debt    -----------------------------
      Year          Korean won      Korean won       US dollar     Won equivalent       Total
---------------    -----------    --------------    -----------    --------------    -----------
2003.4 ~ 2004.3    W   512,960     W    56,020      $    14,025     W    17,595      W   586,575
2004.4 ~ 2005.3        242,500          72,856               --              --          315,356
2005.4 ~ 2006.3        481,875          88,560               --              --          570,435
2006.4 ~ 2007.3             --          28,829               --              --           28,829
                   -----------     -----------      -----------     -----------      -----------
                   W 1,237,335     W   246,265      $    14,025     W    17,595      W 1,501,195
                   ===========     ===========      ===========     ===========      ===========

(7) A substantial portion of property and equipment is pledged as collateral for various borrowings up to W677,852 million as of March 31, 2003.

(8) According to the covenants, debentures of 17-1st, 17-2nd, 19-1st, 19-2nd, 20th and 21st require the Company to keep the debt ratio (total liabilities/total assets) lower than 250 percent ~ 300 percent and the Company should not dispose its properties and equipments of more than the amount of W750 billion ~ W1,000 billion in each fiscal year.

16.  ADVANCES RECEIVED AND LONG-TERM ADVANCES RECEIVED:

     In October 2001, the Company transferred the beneficiary certificates of W309,000 million for the trust amount of W341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset

     Backed Securities (ABS) amounting to W309,000 million on October 31, 2001, of which a subordinate debt investment of W9,000 million was purchased by the Company and W300,000 million was purchased by third party investors. The proceeds of W300,000 million from the issuance of ABS by Hanafos were remitted to the Company. In relation to the issuance of ABS, the balance of advances received (current) as of March 31, 2003 amounts to W125,767 million and W3,286 million was recorded as loss on disposal of trade receivables for the three-month period ended March 31, 2003.

17.  ASSET BACKED LOANS (ABL)

     On April 18, 2002, the Company transferred the beneficiary certificates of W207,000 million for the trust amount of W226,800 million issued by Kookmin Bank to Hana Dream Limited Co.("Hanadream") in exchange for the right to receive certain amount of the Company's future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to W207,000 million on April 25, 2002, of which the subordinate loan of W7,000 million was loaned by the Company and W200,000 million was loaned by the banks. The proceeds of W200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference amount between the trade receivables and the reduced long-term debt as interest expense on ABL. The balance of current portion of ABL as of March 31, 2003 amounts to W103,138 million and W2,774 million was recorded as interest expense on ABL for the three-month period ended March 31, 2003.

18.  DERIVATIVES:

     (1)  Swap Contract

          With reference to the Company's issuance of the 20th debenture, which is Floating Rate Note ("FRN"), on April 16, 2002, the Company entered into a swap contract (fixed interest rate) with Industrial Bank of Korea to hedge the risk of floating interest rates for the FRN. In relation to the valuation of this swap contract, the Company recorded W6,151 million of valuation loss as a capital adjustment as of March 31, 2003.

     (2)  Forward Exchange Contract

          On July 3, 2001, the Company entered into a foreign currency forward contract with Woori Bank to hedge the exposure to changes in the foreign currency exchange rate, in case of early repayment of bonds with stock warrants denominated in foreign currency. The Company recorded W343 million of gain on forward exchange transaction due to the expiration of forward exchange contract for the three-month period ended March 31, 2003.

19.  SHAREHOLDERS' EQUITY:

     (1)  Capital Stock

          The Company has authorized 480,328,800 shares of W5,000 par value, of which 279,322,680 shares have been issued as of March 31, 2003.

     (2) The changes in shareholders' equity for the three-month period ended March 31, 2003 are as follows (won in millions):

                                                                                Amount
                                                            ------------------------------------------
                                                            Paid-in capital
                                  Number of      Common      in excess of                      Capital
                                    shares       stock         par value       Deficits    adjustments      Total
                                 -----------   ----------   ---------------   ----------   -----------   ----------
Beginning of period              279,322,680   W1,396,613     W  692,815      W (709,237)  W   (5,521)   W1,374,670
Net loss                                  --           --             --         (53,803)          --       (53,803)
Loss on valuation of interest
   swap                                   --           --             --              --         (519)         (519)
Gain on valuation of short-
   term investments                       --           --             --              --          439           439
Loss on valuation of long-
   term investment securities             --           --             --              --         (553)         (553)
Loss on valuation of interest
   swap                                   --           --             --              --         (519)         (519)
Stock options                             --           --             --              --          344           344
                                 -----------   ----------     ----------      ----------   ----------    ----------
 End of period                   279,322,680   W1,396,613     W  692,815      W (763,040)  W   (5,810)   W1,320,578
                                 ===========   ==========     ==========      ==========   ==========    ==========

20.  STOCK OPTION PLAN:

     The Company entered into stock option agreements with the Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of March 31, 2003 are as follows (won in millions):

                                             Number of     Exercise
Grant date               Employee              shares     price/share        Methods          Exercise period
-----------    ---------------------------   ---------    -----------    ---------------    --------------------
1999. 3. 1     CEO                              50,000     W  5,630      New stock issue    2002. 3. 1~2007.2.28
1999.10. 1     Senior managers                 120,000       19,910      New stock issue    2002.10.10~2007.9.30
2000. 3.17     Senior managers & employees   1,551,153       17,750      New stock issue    2003. 3.18~2008.3.17


     The Company values stock options granted based on the minimum value method (see Note 2). Total compensation expense of W8,062 million was allocated over the vesting period, and the compensation expense charged to operations for the three-month period ended March 31, 2003 is W344 million.

     In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options due to downward movement of the stock price.

     Had compensation cost for the Company's stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company's ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows as of

March 31, 2003 and 2002, respectively (won in millions, except per share amount):

                                                   2003            2002
                                                ----------      ----------
          Ordinary loss                         W   54,240      W   49,288
          Net loss                              W   54,240      W   49,288

          Ordinary loss per share               W      194      W      186
          Net loss per share                    W      194      W      186

     The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W 18,389 million.


21.  OPERATING EXPENSES:

     Operating expenses for the three-month periods ended March 31, 2003 and 2002 are as follows (won in millions):

                                                               2003                   2002
                                                            ---------              ---------
          Salaries and wages                                W  15,271              W  16,677
          Provision for severance indemnities                   2,850                  2,128
          Employee benefit                                      3,959                  3,515
          Rent                                                  7,955                  2,614
          Depreciation and amortization                       100,378                 93,564
          Advertising                                           8,608                  7,323
          Ordinary research and development cost                1,281                    950
          Bad debt                                              3,805                    914
          Telecommunication equipment lease expenses           43,392                 35,206
          Utilities                                             4,452                  3,666
          Maintenance                                          12,839                 12,092
          Selling expenses                                      4,486                  7,721
          Sales commissions                                    57,841                 54,742
          Interconnection charges                              32,890                 22,647
          Commissions                                          28,077                 20,758
          Outsourcing services                                  1,106                    894
          Other                                                 6,277                  5,011
                                                            ---------              ---------
                                                            W 335,467              W 290,422
                                                            =========              =========

22.  INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

     The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent in 2003 and 2002. For the three-month periods ended March 31, 2003 and 2002, the Company did not recognize income tax expense due to net loss.

Deferred Income Taxes

     Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                                                          2003                     2002
                                                                       ---------                ---------
   Accrued severance indemnities                                     W  14,687                W  13,121
   Valuation loss on trading securities                                  9,378                    7,370
   Impairment loss on investment securities                             10,128                   10,305
   Present value discount                                                3,857                    4,195
   Long-term interest payables                                          11,302                    8,246
   Bad debt expense                                                     17,831                   14,134
   Accrued expenses                                                          -                    3,023
   Accrued income                                                       (6,473)                  (4,982)
   Loss (gain) on investment securities using the equity method            885                   (1,267)
   Others                                                                  440                      340
                                                                     ---------                ---------
                                                                        62,035                   54,485
   Statutory tax rate (%)                                                 29.7                     29.7
                                                                     ---------                ---------
   Deferred income tax assets                                        W  18,424                W  16,182
                                                                     =========                =========

     As of March 31, 2003 and December 31, 2002, the Company did not recognize deferred tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

23.  RELATED PARTY TRANSACTIONS:

     Significant transactions with subsidiaries for the three-month periods ended March 31, 2003 and 2002 and account balances with subsidiaries as of March 31, 2003 and December 31, 2002 are as follows (won in millions):

                                              Transactions                         Account balances
                                       --------------------------        ---------------------------------------
              2003                     Revenue          Expenses         Key-money deposits     Accounts payable
              ----                     --------         ---------        ------------------     ----------------
  Hanaro Realty Development &
    Management Co., Ltd.               W     20         W   5,346              W  1,413            W  1,657
  Hanaro Telephone & Internet
    Information, Inc.                         5             8,693                     -               2,667
  Hanaro Web(n)TV                            11               799                   189                   -
  Dreamline Corporation                   1,082             2,563                     1                 727
  Hanaro Telecom America, Inc.                -             2,939                     -               1,005
  HanaroDream Inc.                        1,609             3,928                   139               1,712
                                       --------         ---------              --------            --------
                                       W  2,727         W  24,268              W  1,742            W  7,768
                                       ========         =========              ========            ========


                                              Transactions                         Account balances
                                       --------------------------        ---------------------------------------
              2002                     Revenue          Expenses         Key-money deposits     Accounts payable
              ----                     --------         ---------        ------------------     ----------------
  Hanaro Realty Development &
    Management Co., Ltd.               W      -         W   3,098              W  1,412           W   1,652
  Hanaro Telephone & Internet
    Information, Inc.                         5             7,900                   122               2,702
  Hanaro Technologies, Inc.                   4             4,039                     -                   -
  Hanaro Web(n)TV                             1             1,505                   189                   8
  Dreamline Corporation                     612               150                    28                 429
  Hanaro Telecom America, Inc.                -             2,280                     -                 936
  Hanaro Dream In.                            -                 -                   172               6,992
                                       --------         ---------              --------            --------
                                       W    622         W  18,972              W  1,923           W  12,719
                                       ========         =========              ========           =========

24.  COMMITMENTS AND CONTINGENCIES:

(1) As of March 31, 2003, the Company has provided 4 blank promissory notes as collateral to KDB Capital Corp., Samsung Card Co., Ltd. and LG Capital Corp. in connection with its borrowings, installment purchase of ADSL modems and lease agreements.

(2) As of March 31, 2003, the Company has been provided US$ 10,000 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(3) As of March 31, 2003, the Company has overdraft agreements with Hanmi Bank with a maximum line of credit of W 100,000 million.


25.  SEGMENT INFORMATION:

The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the different products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL) and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

     Segment information for the three-month periods ended March 31, 2003 and 2002 is as follows (won in millions):

                                                                           Broadband
                 2003                        Voice          Leased Line     Service           Others         Total
                 ----                       -------         -----------    ---------         -------       ---------
  Revenue                                    57,876            9,169         237,413          24,656         329,114
  Operating loss (income)                    13,243            2,978         (18,402)          8,534           6,353
  Tangible and intangible assets            455,322           45,037       1,952,602         255,797       2,708,758
  Depreciation and amortization              15,531            3,164          71,877           9,806         100,378


                 2002
                 ----
  Revenue                                    47,746            7,874         198,557          16,919         271,096
  Operating loss (income)                       766           (2,964)         23,481           1,957          19,326
  Tangible and intangible assets            614,538           76,599       1,987,706          70,417       2,749,260
  Depreciation and amortization               6,089            2,607          82,472           2,396          93,564

5. Financials by service                        (Unit : in thousand Won)


                                    1Q 2003           2002             2001
                                 -------------    -------------    -------------
Local telephony
1. Revenues                         57,875,915      210,921,008      114,670,662
   External                         57,875,915      210,921,008      114,670,662
   Internal                                 --               --               --
                                 -------------    -------------    -------------
   Sub total                        57,875,915      210,921,008      114,670,662
                                 -------------    -------------    -------------
2. Operating Profit              (-)13,243,414    (-)12,822,325    (-)24,985,729
3. Assets                          455,321,773      161,177,827      295,534,048
   (Depreciation costs)            (15,531,309)     (46,969,497)     (35,023,705)
Leased Line
1. Revenues                          9,168,518       27,829,401       17,729,862
   External                          9,168,518       27,829,401       17,729,862
   Internal                                 --               --               --
                                 -------------    -------------    -------------
   Sub total                         9,168,518       27,829,401       17,729,862
                                 -------------    -------------    -------------
2. Operating Profit               (-)2,977,981       (-)665,026     (-)4,557,525
3. Assets                           45,036,822       15,470,556      105,084,218
   (Depreciation costs)             (3,163,756)      (9,962,017)     (11,095,921)
Broadband
1. Revenues                        237,413,069      911,766,709      641,543,955
   External                        237,413,069      911,766,709      641,543,955
   Internal                                 --               --               --
                                 -------------    -------------    -------------
   Sub total                       237,413,069      911,766,709      641,543,955
                                 -------------    -------------    -------------
2. Operating Profit                 18,401,755       22,571,034   (-)117,744,858
3. Assets                        1,952,601,555    2,398,953,347    2,197,995,884
   (Depreciation costs)            (71,877,265)    (297,313,607)    (263,508,590)
Others
1. Revenues                         24,656,194      103,342,173       51,504,129
2. Operating profit               (-)8,533,351     (-)3,003,415    (-)17,900,130
3. Assets                          255,797,749      161,440,234      135,870,468


IV.  OPINION OF INDEPENDENT AUDITORS

     1.   Opinion of Independent Auditors

          A)   Auditors


                        1Q 2003                1Q 2002             2002              2001
                ------------------------   ---------------   ---------------   ---------------
                Deloitte Touche Tohmatsu   Arthur Anderson   Deloitte Touche   Arthur Anderson
                                                                 Tohmatsu


          B)   Summary of Auditing Process

               1. We conducted our review in accordance with standards for review of interim financial statements as established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

               2.   Audit(Review) Schedule
                    Quarterly review : April 21, 2003 ~ April 24, 2003

               1)   Auditor's Opinion


                 Year                       Summarizing of Auditor's Opinion
                -------   ----------------------------------------------------------------------
               1Q 2003   Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the
                         Republic of Korea.

               1Q 2002   Based on our review, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements for the three month period ended March 31, 2002 are not presented fairly, in all material respects, in accordance with financial accounting standards in the
                         Republic of Korea.

                  2002   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro
                         Telecom, Inc. as of December 31, 2002 and 2001, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the
                         Republic of Korea.

                  2001   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro
                         Telecom, Inc. as of December 31, 2001 and 2000, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.


     2)   Summary of Particular Situations


  Year                         Particular Situations
-------   ----------------------------------------------------------------------
1Q 2003    o   Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the
               Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about
               Korean accounting procedures and review standards and their application in practice.

1Q 2002   o    Accounting principles, auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with
               accounting principles and practices generally accepted in
               countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application

  2002    o    Accounting principles and auditing standards and their
               application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in
               countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

  2001    o    Accounting principles, auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with
               accounting principles and practices generally accepted in
               countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application

2.   Auditing Fees

     1)   Auditing fees to external auditors for the past 3 years

                                                                     Total Hours of
  Year                  Auditor                 Auditing Fee (KRW)     Service
-------   -----------------------------------   ------------------   --------------
1Q 2003   Anjin Co (Deloitte Touche Tohmatsu)       186,000,000           184
 2002     Anjin Co (Deloitte Touche Tohmatsu)       200,000,000           184
 2001          Anjin Co (Arthur Andersen)           205,000,000           160
 2000          Anjin Co (Arthur Andersen)           110,000,000           120


     2)   Contracts with auditors for services other than auditing



 Fiscal     Date of
  Year     Contract                  Description                   Term     Fee (KRW)
-------    --------     -------------------------------------    -------   ----------
1Q 2003      Jan. 1     Due-diligence                            3 weeks   65,000,000
   2002     Aug. 12     Financial plan to be submitted to
                        the government                           7 weeks   70,000,000
            Oct. 28     Modeling and evaluation of customer
                        and evaluation of customer               8 weeks   90,000,000
                        centers
  2001       Mar. 2     Auditing customer centers                3 weeks   85,000,000
            Oct. 24     Auditing commission payment structure     3 days    1,000,000
            Nov. 18     Corporate restructuring                  6 weeks   60,100,000
  2000      Jan. 12     Financial due diligence on Chungbook
                        Broadcasting                              1 week    4,000,000
             Feb. 1     Financial due diligence on Kwangju
                        CATV                                     2 weeks   15,000,000
             Feb. 1     Compensation and evaluation for
                        customer center                          7 weeks   75,000,000
            Jun. 21     Commission structure for marketing
                        channel                                  8 weeks   60,000,000

V.   GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES


             [GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES CHART]




     The Company was formed by a consortium consisting of seven of Korea's largest conglomerates and telecommunications companies.

     As of March 31, 2003, our affiliated companies in which Hanaro owns more than 20% interest are Hanaro Realty Development & Management Co., Ltd., Hanaro T&I Inc., Hanaro Web(n)TV Co., Ltd. , Hanaro Telecom America Inc., Dreamline Co,. Ltd., M-commerce, Hanaro 800 Co., Ltd., KDMC, Cispol Indonesia, and NAWANET Co., Ltd.

     On January 30, 2003, Hanaro Telecom sold all its hares in Webforus Co.,
     Ltd.

1.   Governance Structure

     (1)  Board of Directors ("BOD")

          1)   Constitution of BOD

               (a)  Authority of BOD

                    - The BOD shall make, by resolutions, decisions on important matters in the ordinary course of business of the Company

                    -    Matters for which Board Resolutions are required;

                         o Annual business plans, budgets, and settlement of accounts;

                         o Call for a general meeting of shareholders and the agenda therefore;

                         o Enactment, amendment or repeal of important internal regulations;

                         o Establishment, removal or closing of branch or other offices of the Company;

                         o Borrowing money, except as otherwise provided for in separate regulations where the Representative Director & President is authorized to borrow money in an amount not exceeding a certain limit;

                         o    Election or removal of the Representative
                              Director.

                         o    Issuance of new shares;

                         o    Acquisition or disposal of material assets;

                         o Institution of any important suit or settlement by compromise;

                         o Allowing directors to carry on any business in competition with the Company;

                         o Any other matters for which a resolution of Board of Directors is required by these Article of Incorporation;

                         o Formation of a sub-committee within the Board of Directors in accordance with the provisions of the Korean Commercial Code and the appointment and removal of such sub-committee members;

                         o    Any other important matters.

               (b) As of May 15, 2003, Hanaro Telecom had 3 directors nominated by our shareholders holding more than 5% of our common shares (Dacom, Samsung Electronics and SK Telecom) and 7 outside directors who were recommended by the BOD (Director from SK Telecom selected as an outside director.)

                    *Young-Woo Nam, Sung Kyou Park, Yong Hwan Kim, and Wung Hae Lee were re-appointed at the 2003 Annual General Meeting of Shareholders held on March 28, 2003 after the expiration of the term of their office. Sa Hyeon Seo and Sun Woo Kim were newly appointed at the Annual General Meeting. Yun-Sik Shin resigned at the Annual General Meeting.

               (c)  Status of Independent Outside Directors (as of May 15, 2003)

                        Name                       Experience
                        ----                       ----------
                    Sung Kyou Park    The former Chairman and CEO of Daewoo Communications
                    Yong Hwan Kim     A member of the Korean Bar and the New York State Bar.
                    Wung Hae Lee      Vice President, Sungto Accounting Corporation
                    Hang-Gu Bahk      President, Hyundai Syscomm
                    Shin Bae Kim      Executive VP, Strategy Planning, SK Telecom
                    Sun Woo Kim       Director, Korea Broadcasting System
                    Sa Hyeon Seo      Director, Korea Information Technology Research Institute

               (d)  Descriptions on Management Liabilities Insurance

                    - Insured: the Company and 56 directors and officers including non-standing directors and independent directors

                    - Insurance company : LG Insurance Co., Ltd., Tongyang Insurance Co., Ltd., SDA Fire Insurance Co., Ltd.

                    -    Period: Jan. 1, 2003~ Dec. 31, 2003

                    -    Premium : KRW254.3 million (paid by the Company)

                    - Insured Amount : KRW 5 billion(per each occurrence and for the whole year)

          2)   Operation of BOD

               (a)  Provisions of Operation of BOD

                    - Election of Chairman of BOD/Performance of the responsibilities of chairman of BOD if he or she is absent or unable to perform his or her responsibilities

                    -    Acting President & CEO in the absence of President &
                         CEO

                    -    Election of standing directors

                    -    Convening of Board of Directors

                    -    Resolutions of Board of Directors

                    -    Matters for which Board resolutions are required

               (b) Convening of BOD and attendance of independent outside directors

                                                                                                       Number of
                                                                                                      independent
                                                                                   Approved/       outside directors
                    Date                    Important Agenda                       Rejected             attended
                 ---------      ---------------------------------------------   ----------------   -----------------
                                o  Approval of 2001 Business Report

                                o  Approval of Financial Statements for 2001

                                o  Approval of Statements of
                                   Disposition of Deficits

                                o  Approval of 2003 Business Plan               Items 1-4 and
                                                                                Items 7-8
                                o  Approval of broadband business transfer      approved.            3 out of 5

                  2/6/2003      o  Approval of partial transfer of              Items 5-6 not
                                   trusteeship on Trustee Agreement for         reviewed.
                                   ABS issue

                                o  Appointment of member of outside
                                   director nomination committee

                                o  Approval to amend remuneration
                                   policy for directors
                 ---------------------------------------------------------------------------------------------------
                 2/17/2003      o  Approval for corporate bond issue            Approved             5 out of 5
                 ---------------------------------------------------------------------------------------------------
                                o  Approval to call for and  to
                                   present agenda for the 6th
                                   shareholder's meeting

                                o  Approval of maximum amount for
                 2/25/2003         transactions with the largest                Approved             5 out of 5
                                   shareholders and related parties

                                o  Cancellation of Stock Purchase
                                   Option Rights grant
                 ---------------------------------------------------------------------------------------------------
                                o  To appoint the chairman of BOD members

                                o  To appoint the chairman
                                                                                Items 1, 3, and
                 3/28/2003      o  To elect members of internal audit           4 approved           6 out of 7
                                   committee
                                                                                Item 2 not
                                o  Approval of amendment to policy              reviewed
                                   for operation of BOD
                 ---------------------------------------------------------------------------------------------------
                                o  Approval of amendment to policy
                                   for operation of BOD

                                o  Approval of enactment of policy
                                   for operation of Management Committee

                                o  Approval of establishment of                 Items 1, 4, and
                                   Management Committee                         5 approved

                                o  Approval of enactment of policy              Item 2, 3, and
                                   for operation of Executive Committee         8 approved
                                                                                after revised        7 out of 7
                 4/11/2003      o  Approval of establishment and
                                   operation of Executive Committee             Item 6   not
                                                                                reviewed
                                o  Approval to call an extraordinary
                                   shareholders meeting                         Item 7 partly
                                                                                approved
                                o  Approval of treatment of former
                                   Representative Director and Chairman

                                o  Approval of monetary reward at retirement
                 ---------------------------------------------------------------------------------------------------

                                                                                                       Number of
                                                                                                      independent
                                                                                   Approved/       outside directors
                    Date                    Important Agenda                       Rejected             attended
                 ---------      ---------------------------------------------   ----------------   -----------------
                                o  Approval of amendment to policy
                                   for operation of BOD

                                o  Approval of enforcement of the
                                   Code of Ethics

                                o  Approval of amendment to policy
                  5/9/2003         for operation of the Audit Committee         Approved             7 out of 7

                                o  Approval to call an extraordinary
                                   shareholders meeting

                                o  Approval of maximum amount of bond
                                   issue for 2Q03
                 ---------------------------------------------------------------------------------------------------

     (2)  Auditing System

          1)   Organization of Auditing System

               (a)  Constitution of Audit Committee ("AC")

                    - Relevant articles for establishing an AC: Article 37-2 of the Company's Articles of Incorporation

                    -    Formed on March 17, 2000.

                    - Responsibilities pursuant to the Company's charters on AC

                         o    Auditing of accounting and operation

                         o    Inspection of the Company's assets and operation

                         o    Inspection of reports to the Company's
                              shareholders

                         o Report to BOD about illegal action by the directors

                         o    Review External Auditor's Audit Report

                         o Call for convening extraordinary meetings of shareholders

               (b)  Organization of AC

                    - Required members: Minimum of three persons (currently 4 members)

                    -    Eligibility: Independent directors only

                    -    Election of AC member: by a resolution of BOD

                    -    Election of AC Chairman: by a majority vote of AC

               (c)  Access to the management information

                    - Any member of the AC has a right to attend BOD meetings and request for additional information

                    - Auditing team reviews all the important proposals regarding the Company's business plan, contracts or agreements and investments through electronic means. If necessary, the auditing team inspects legality and appropriateness.

          2)   Member of Audit Committee

                    Name                    Position                            Experience
                    ----                    --------                            ----------
               Sung Kyou Park        Outside Director and Chairman    The former Chairman and CEO of Daewoo
                                     of AC                            Communications
               ----------------------------------------------------------------------------------------------
               Wung Hae Lee          Outside Director/Member of       Vice President of KPMG
                                     Audit Committee
               ----------------------------------------------------------------------------------------------
               Yong Hwan Kim         Outside Director/Member of       A member of the Korean Bar and the
                                     Audit Committee                  New York State Bar.
               ----------------------------------------------------------------------------------------------
               Sun Woo Kim           Outside Director/Member of       Director of Korea Broadcasting System
                                     Audit Committee
               ----------------------------------------------------------------------------------------------


          3)   Convening Audit Committee

                                                                                Approved/
               Date                           Agenda                            Rejected         Remarks
               ----                           ------                            --------         -------
                                 o Approval of audit report for FY2002

                                 o Approval of periodic audit
               2/21/2003           report (1Q03) : Hanaro T&I                   Approved

                                 o Approval of report on
                                   evaluation of internal
                                   accounting management system for 2H2002
               -------------------------------------------------------------------------------------------
               3/28/2003         o Election of Independent                      Approved
                                   Director and Chairman of AC
               -------------------------------------------------------------------------------------------

     (3)  Descriptions on exercising voting rights at the shareholders' meeting

          1)   Collective voting: N/A

          2)   Electronic voting: N/A

     (4)  Executive compensation for directors and members of Audit Committee

          1) Maximum payment to directors and members of Audit Committee must be decided by resolution at shareholders' meeting

               -    Total amount paid for 1Q 2003: KRW 215 million

               -    Approved amount for FY 2003: KRW 2,500 million

          2)   Stock options granted to directors

               -    See "Stock Options"


2.   Status of Affiliated Companies and Other Companies

     (1)  Investments in the affiliated companies and other companies

          See "Investment in affiliated & other companies"

(2)  Summary financial statements of affiliated companies

     Name: Dreamline Co., Ltd.

                                                         (Unit: millions of Won)

              Description                                  2002              2001              2000
              -----------                                 -------           -------          -------
CURRENT ASSETS                                             58,236            80,989           75,588
   Quick assets                                            58,236            80,989           75,588
   Inventories                                                  -                 -                -

NON-CURRENT ASSETS                                        505,437           507,660          510,391
   Investment assets                                       75,123            88,495           99,308
   Property and equipment                                 429,285           417,521          406,629
   Intangible assets                                        1,029             1,644            4,454
   Deferred charges                                             -                 -                -
                                                          -------           -------          -------
TOTAL ASSETS                                              563,673           588,649          585,979
                                                          =======           =======          =======

Current Liabilities                                       270,896           125,029          118,243
Non-current Liabilities                                    82,534           247,749          227,477
                                                          -------           -------          -------
TOTAL LIABILITIES                                         353,430           372,778          345,720
                                                          =======           =======          =======

Capital Stock                                             118,125           118,125          118,125
Capital Surplus                                           179,662           179,662          179,662
   Capital reserves                                       179,662           179,662          179,662
   Assets revaluation reserves                                  -                 -                -

Retained Earnings                                         (87,541)          (81,912)         (57,527)
Capital Adjustments                                            (3)               (3)               -
                                                          -------           -------          -------
TOTAL SHAREHOLDERS' EQUITY                                210,243           215,872          240,260
                                                          =======           =======          =======

Net Sales                                                 153,391           139,740           82,390
Operating Income                                           14,912             6,224          (44,975)
Ordinary Income                                            (5,628)          (19,534)         (49,648)
Net Income                                                 (5,628)          (20,087)         (49,648)

     Name: Hanaro Realty Development & Management Co.

                                                         (Unit: millions of Won)

              Description                                   2002              2001             2000
              -----------                                 -------           -------          -------
CURRENT ASSETS                                              2,625             2,207            2,055
   Quick assets                                             2,608             2,146            2,024
   Inventories                                                 17                61               31

NON-CURRENT ASSETS                                          4,401             4,394            4,480

   Investment assets                                           95                70               72
   Property and equipment                                   4,306             4,324            4,408
   Intangible assets                                            -                 -                -
   Deferred charges                                             -                 -                -
                                                           ------            ------           ------
TOTAL ASSETS                                                7,026             6,601            6,535
                                                           ======            ======           ======

Current Liabilities                                         1,709             1,306            1,349
Non-current Liabilities                                     2,401             2,570            2,585
                                                           ------            ------           ------
TOTAL LIABILITIES                                           4,110             3,876            3,934
                                                           ======            ======           ======

Capital Stock                                               2,500             2,500            2,500
Capital Surplus                                                 -                 -                -
   Capital reserves                                             -                 -                -
   Assets revaluation reserves                                  -                 -                -
Retained Earnings                                             416               227              111
Capital Adjustments                                             -                 -              (10)
                                                           ------            ------           ------
TOTAL SHAREHOLDERS' EQUITY                                  2,916             2,727            2,601
                                                           ======            ======           ======

Net Sales                                                  15,809            15,027           10,531
Operating Income                                              212               125              (43)
Ordinary Income                                               263               176               44
Net Income                                                    189               124               44

     Name: Hanaro T&I Inc.

                                                             (Unit: KRW million)

              Description                                   2002              2001             2000
              -----------                                 -------           -------          -------
CURRENT ASSETS                                              4,501             2,108            1,562
   Quick assets                                             4,501             2,108            1,562
   Inventories                                                  -                 -                -

NON-CURRENT ASSETS                                            429               305              341
   Investment assets                                            2                 1                -
   Property and equipment                                     420               293              307
   Intangible assets                                            7                11               34
   Deferred charges                                             -                 -                -
                                                           ------            ------           ------
TOTAL ASSETS                                                4,930             2,413            1,903
                                                           ======            ======           ======

Current Liabilities                                         2,439             1,013              898
Non-current Liabilities                                       895               518              158
                                                           ------            ------           ------
TOTAL LIABILITIES                                           3,334             1,531            1,056
                                                           ======            ======           ======

Capital Stock                                               1,900               900              900
Capital Surplus                                                37                 -                -
   Capital reserves                                            37                 -                -
   Assets revaluation reserves                                  -                 -                -
Retained Earnings                                            (340)              (17)             (53)
Capital Adjustments                                             -                 -                -
                                                           ------            ------           ------
TOTAL SHAREHOLDERS' EQUITY                                  1,597               883              847
                                                           ======            ======           ======

Net Sales                                                  26,728            12,551           10,350
Operating Income                                             (479)                3              (45)
Ordinary Income                                              (323)               46                1
Net Income                                                   (323)               36                -


     Name: Hanaro Web(n)TV Co., Ltd.

                                                      (Unit: in millions of Won)

              Description                                   2002              2001             2000
              -----------                                 -------           -------          -------
CURRENT ASSETS                                              2,243             2,254            2,550
   Quick assets                                             2,243             2,254            2,550
   Inventories                                                  -                 -                -

NON-CURRENT ASSETS                                          4,555             4,080            3,662
   Investment assets                                          951               426              117
   Property and equipment                                   3,595             3,642            3,545
   Intangible assets                                            9                12                -
   Deferred charges                                             -                 -                -
                                                           ------            ------           ------
TOTAL ASSETS                                                6,798             6,334            6,212
                                                           ======            ======           ======

Current Liabilities                                           777             1,497            1,976
Non-current Liabilities                                       367               609              622
                                                           ------            ------           ------
TOTAL LIABILITIES                                           1,144             2,106            2,598
                                                           ======            ======           ======

Capital Stock                                               6,050             5,500            5,500
Capital Surplus                                                 -                 -                -
   Capital reserves                                             -                 -                -
   Assets revaluation reserves                                  -                 -                -
Retained Earnings                                            (395)           (1,274)          (1,886)
Capital Adjustments                                             -                 -                -
                                                           ------            ------           ------
TOTAL SHAREHOLDERS' EQUITY                                  5,655             4,226            3,614
                                                           ======            ======           ======

Net Sales                                                  10,200             8,039            6,395
Operating Income                                            1,048               226            1,215
Ordinary Income                                             1,153               339            1,198
Net Income                                                    878               423             (402)

     Name: Hanaro Telecom America Co., Ltd.

                                                                     (Unit: US$)

              Description                                  2002              2001             2000
              -----------                               ---------         ---------          -------
CURRENT ASSETS                                          1,657,389           536,906          257,820
   Quick assets                                         1,657,389           536,609          257,820
   Inventories                                                  -                 -                -

NON-CURRENT ASSETS                                          8,499             9,166           10,000
   Investment assets                                            -                 -                -
   Property and equipment                                       -                 -           10,000
   Intangible assets                                        8,499             9,166                -
   Deferred charges                                             -                 -                -
                                                        ---------         ---------          -------
TOTAL ASSETS                                            1,665,888           546,072          267,820
                                                        =========         =========          =======

Current Liabilities                                     1,315,325           452,276          243,914
Non-current Liabilities                                         -                 -                -
                                                        ---------         ---------          -------
TOTAL LIABILITIES                                       1,315,325           452,276          243,914
                                                        =========         =========          =======

Capital Stock                                              20,000            20,000           20,000
Capital Surplus                                                 -                 -                -
   Capital reserves                                             -                 -                -
   Assets revaluation reserves                                  -                 -                -
Retained Earnings                                         330,563            73,796            3,906
Capital Adjustments                                             -                 -                -
                                                        ---------         ---------          -------
TOTAL SHAREHOLDERS' EQUITY                                350,563            93,796           23,906
                                                        =========         =========          =======

Net Sales                                               9,168,615         3,639,754          397,348
Operating Income                                          329,239           109,927
                                                                                               5,160
Ordinary Income                                           329,239           109,927
                                                                                               3,906
Net Income                                                248,951            69,927
                                                                                               3,906

Name : M-Commerce

                                                      (Unit: in millions of Won)

           Description                 2002              2001              2000
           -----------                ------            ------            ------
CURRENT ASSETS                           639               842             1,056
  Quick assets                           476               514               317
  Inventories                            163               328               739

NON-CURRENT ASSETS                     3,341             5,487             5,886
  Investment assets                       15               873               873
  Property and equipment                 949             1,673             2,101
  Intangible assets                    2,377             2,941             2,912
  Deferred charges                        --                --                --
                                      ------            ------            ------
TOTAL ASSETS                           3,980             6,329             6,942
                                      ======            ======            ======

Current Liabilities                    7,202             7,411             3,968
Non-current Liabilities                  560               568                --
                                      ------            ------            ------
TOTAL LIABILITIES                      7,762             7,978             3,968
                                      ======            ======            ======

Capital Stock                             50             7,906             7,100
Capital Surplus                           --                --                --
  Capital reserves                        --                --                --
  Assets revaluation reserves             --                --                --
Retained Earnings                     (3,723)           (9,445)           (4,028)
Capital Adjustments                     (110)             (110)              (98)
                                      ------            ------            ------
TOTAL SHAREHOLDERS' EQUITY            (3,783)           (1,650)            2,974
                                      ======            ======            ======

Net Sales                              1,880             1,522             3,152
Operating Income                      (1,577)           (4,525)           (4,001)
Ordinary Income                       (2,345)           (5,495)           (4,028)
Net Income                            (2,345)           (5,495)           (4,028)

Name : Hanaro 800 Co., Ltd.

                                                      (Unit: in millions of Won)


         Description                    2002              2001              2000
         -----------                    ----              ----              ----
CURRENT ASSETS                             1                34               102
  Quick assets                             1                34               102
  Inventories                             --                --                --

NON-CURRENT ASSETS                       142               142               181
  Investment assets                       10                10                49
  Property and equipment                  96                96                96
  Intangible assets                       36                36                36
  Deferred charges                        --                --                --
                                        ----              ----              ----
TOTAL ASSETS                             143               176               283
                                        ====              ====              ====

Current Liabilities                       20                11                18
Non-current Liabilities                   33                33                --
                                        ----              ----              ----
TOTAL LIABILITIES                         53                44                18
                                        ====              ====              ====

Capital Stock                            340               340               340
Capital Surplus                          350               350               350
  Capital reserves                       350               350               350
  Assets revaluation reserves             --                --                --
Retained Earnings                       (600)             (558)             (425)
Capital Adjustments                       --                --                --
                                        ----              ----              ----
TOTAL SHAREHOLDERS' EQUITY                90               132               265
                                        ====              ====              ====

Net Sales                                  2                32                 2
Operating Income                         (42)             (175)             (412)
Ordinary Income                          (42)             (157)             (413)
Net Income                               (42)             (413)             (413)

Name: Korea Digital Media Center (KDMC)

                                                      (Unit: in millions of Won)

                  Description                         2002                2001
                  -----------                        ------              ------
CURRENT ASSETS                                        1,333                 344
   Quick assets                                       1,333                 344
   Inventories                                           --                  --

NON-CURRENT ASSETS                                       70                  35
   Investment assets                                     30                  27
   Property and equipment                                40                   8
   Intangible assets
   Deferred charges                                      --                  --
                                                     ------              ------
TOTAL ASSETS                                          1,403                 379
                                                     ======              ======

Current Liabilities                                      16                   5
Non-current Liabilities                                  11
                                                     ------              ------
TOTAL LIABILITIES                                        27                   5
                                                     ======              ======

Capital Stock                                         2,020                 480
Capital Surplus
   Capital reserves
   Assets revaluation reserves                           --                  --
Retained Earnings                                      (621)               (106)
Capital Adjustments                                     (24)                 --
                                                     ------              ------
TOTAL SHAREHOLDERS' EQUITY                            1,375                 374
                                                     ======              ======

Net Sales                                                --                  --
Operating Income                                       (585)               (108)
Ordinary Income                                        (514)               (106)
Net Income                                             (514)               (106)

     Name: NAWANET Co., Ltd.

                                                 (Unit: in millions of Won)

         Description                         2002         2001         2000
--------------------------------            ------       ------       -----
CURRENT ASSETS                                 421          632       1,164
   Quick assets                                421          632       1,164
   Inventories                                  --           --          --

NON-CURRENT ASSETS                             292          418         542
   Investment assets                            15           15          --
   Property and equipment                       56           73         102
   Intangible assets                           221          330         440
   Deferred charges                             --           --          --
                                            ------       ------       -----
TOTAL ASSETS                                   713        1,051       1,706
                                            ======       ======       =====

Current Liabilities                              2           16           5
Non-current Liabilities                         --           --          --
                                            ------       ------       -----
TOTAL LIABILITIES                                2           16           5
                                            ======       ======       =====

Capital Stock                                   47           47          47
Capital Surplus                              2,023        2,023       2,023
   Capital reserves                          2,023        2,023       2,023
   Assets revaluation reserves                  --           --          --
Retained Earnings                           (1,359)      (1,036)       (369)
Capital Adjustments                             --           --          --
                                            ------       ------       -----
TOTAL SHAREHOLDERS' EQUITY                     711        1,035       1,701
                                            ======       ======       =====

Net Sales                                       --           25           1
Operating Income                              (171)        (687)       (419)
Ordinary Income                               (323)        (666)       (369)
Net Income                                    (323)        (666)       (369)

Name : Webforus Co., Ltd.

                                                      (Unit: in millions of Won)

Description                             2002              2001              2000
-----------                             ----              ----              ----
CURRENT ASSETS                             9                96               212
  Quick assets                             9                96               212
  Inventories                             --                --                --

NON-CURRENT ASSETS                        --               180                72
  Investment assets                       --                 1                 1
  Property and equipment                  --                19                 9
  Intangible assets                       --               159                62
  Deferred charges                        --                --                --
                                        ----              ----              ----
TOTAL ASSETS                               9               276               285
                                        ====              ====              ====
Current Liabilities                       --                 9                18
Non-current Liabilities                   --                --                --
                                        ----              ----              ----
TOTAL LIABILITIES                         --                 9                18
                                        ====              ====              ====
Capital Stock                            250               250               250
Capital Surplus                           --                --                --
  Capital reserves                        --                --                --
  Assets revaluation reserves             --                --                --
Retained Earnings                       -240                17                17
Capital Adjustments                       (1)               (1)               (1)
                                        ----              ----              ----
TOTAL SHAREHOLDERS' EQUITY                 9               267               267
                                        ====              ====              ====

Net Sales                                148               338               264
Operating Income                        -302                 1                10
Ordinary Income                         -258                 1                12
Net Income                              -258                 1                11

Name : Hanaro Dream Inc.

                                                      (Unit: in millions of Won)

          Description                                    2002              2001
--------------------------------                        ------            ------
CURRENT ASSETS                                          16,941             5,019
   Quick assets                                         16,939             5,019
   Inventories                                               2                 -

NON-CURRENT ASSETS                                       2,188               509
   Investment assets                                       556                14
   Property and equipment                                1,215               304
   Intangible assets                                       417               191
   Deferred charges                                          -                 -
                                                        ------            ------
TOTAL ASSETS                                            19,129             5,528
                                                        ======            ======

Current Liabilities                                     13,684             1,462
Non-current Liabilities                                    290               113
                                                        ------            ------
TOTAL LIABILITIES                                       13,974             1,575
                                                        ======            ======

Capital Stock                                            4,034             3,882
Capital Surplus                                              -                 -
   Capital reserves                                          -                 -
   Assets revaluation reserves                               -                 -
Retained Earnings                                        1,121                70
Capital Adjustments                                          -                 -
                                                        ------            ------
TOTAL SHAREHOLDERS' EQUITY                               5,155             3,952
                                                        ======            ======

Net Sales                                               43,444            10,743
Operating Income                                         1,306               -42
Ordinary Income                                          1,503               103
Net Income                                               1,051                74

 3.  Investments in the affiliated companies (As of the end of March 2003)

     1)   Investment in affiliated companies

                                                             (Unit: KRW million)

                                              Number of                  Acquisition
                   Description               Shares owned    Ownership      Cost           Remarks
                   -----------               ------------    ---------  ------------       -------

          Hanaro Realty Development &
            Management Co., Ltd.                 499,998      99.9%        2,861            Subsidiary
          Hanaro T&I Inc.*                       379,996      99.9%        1,900            Subsidiary
          Hanaro Web(n)TV Co., Ltd.              550,000      90.9%       17,309            Subsidiary
          Hanaro Telecom America, Inc.             2,000     100.0%           23            Subsidiary
          M-Commerce                              91,155      30.3%           --            Subsidiary
          Dreamline Co., Ltd.                  7,601,869      32.2%       38,283            Subsidiary
          NAWANET Co., Ltd.                        9,500      20.0%           --            Subsidiary
          Hanaro 800 Co., Ltd.                   200,000      29.4%           --            Subsidiary
          KDMC                                   500,000      24.8%          500            Subsidiary
          Webforus Co., Ltd.                          --        --            --            Subsidiary
                                               ---------     -----        ------
                 TOTAL                         9,834,518        --        60,876
                                               =========     =====        ======

 2)   Investment in others
                                                     (Unit: in thousands of Won)

                                                        Number of Shares    Ownership
                    Description                              owned             (%)             Acquisition Cost
                    -----------                         ----------------    ---------          ----------------

      LG Telecom                                           1,035,652           0.37                3,966,547
      Net Security Technology, Inc                           264,000           2.35                  113,520
      IMRI, Inc.                                              40,000           0.63                   52,000
      Media Valley, Inc.                                     180,000           5.44                  255,877
      Korea Information Assurance, Inc.                       20,000           0.47                  100,000
      C.C.S.                                                 300,000           10.0                4,500,000
      Cosmo I&C                                               38,000           10.0                  600,000
      Chungnam Cable TV system                                48,000            3.0                  600,000
      Doall Infotech Co., Ltd.                                20,160           10.8                   83,667
      Neo Media, Inc                                         176,000            8.8                        -
      CCR                                                    890,000           9.55                1,780,000
      Paper Us, Inc                                           18,500           9.99                  199,800
      Silicon Valley News Inc.                               500,000           4.42                        -
      Entertech, Inc.                                         17,281           11.8                   41,120
      Internet Metrics, Inc.                                 150,000            3.0                   34,330
      InterVEG, Inc                                          200,000           4.61                   53,836
      Digital Rank, Inc                                       60,000           9.26                  300,000
      TYZEM, Inc.                                             78,258           3.26                  499,990
      Cyworld, Inc.                                                -              -                        -
      Dauinternet, Inc.                                        8,878           0.71                1,099,986
      IMNet21, Inc                                             7,200           1.87                        -
      RTVPlus, Inc                                            13,400            5.0                        -
      KINX, Inc.                                              10,000           6.67                   50,000
      CEO Bank, Inc.                                           1,200           1.07                   30,000
      Cispol Indonesia                                         8,454          21.14                1.002.898
      Ilshin Leisure, Inc.                                         2           0.01                    2,000
      Engineering Benevolent Association                         100           0.03                   14,143
      KDBC - Hanaro Interventure Fund                             31           31.0                3,100,000
      Hanafos (ABS)                                               40            2.0                      200
      Hanadream (ABL)                                            100            5.0                      500
                                                           ---------          -----               ----------
                        TOTAL                              4,085,258              -               18,480,414
                                                           =========          =====               ==========

      * KRW 49,632 thousand worth of Best Rule's corporate bonds and KRW400 million of SmileAgain ABS's corporate bonds are included in Long-Term Investment Securities on the balance sheet.

VI.  INFORMATION REGARDING SHARES AND SHAREHOLDERS

1.   Ownership Structure

     A) Detailed Information regarding the Largest Shareholder

                                                            (As of May 15, 2003)

                                                        Number of
             Description            Type of Stock        Shares        Ownership
        --------------------        -------------      ----------      ---------
          Dacom Corporation          Common share      19,754,656         7.07%
                LGEI                                   11,175,047         4.00%
        LG Telecom Co., Ltd.         Common share       5,397,574         1.93%
           Boomin Savings           Common shares          22,500         0.01%
                                                       ----------        -----
                Total                                  36,349,777        13.01%
                                                       ==========        =====

        * On April 23, 2003, Dacom announced SQ Technology is out of it's affiliated company.

        (2) Major shareholders (with 5% or more shareholding)

                                                            (As of Dec 31, 2002)

                                                         Number of
                 Description            Type of Stock      Shares      Ownership
        ----------------------------    -------------    ----------    ---------
        Samsung Electronics Co., Ltd     Common share    23,542,281       8.43%
                 SK Telecom              Common share    15,117,710       5.41%
                                                         ----------      -----
                    Total                                38,695,991      13.84%
                                                         ==========      =====

(4)  Ownership by institutions

                                                       (As of December 31, 2002)

                               # of Shareholders   Percentage   # of Shares   Percentage
                               -----------------   ----------   -----------   ----------
           Government                  10             0.01%         127,032       0.05%
           State-Owned                 57             0.04%       4,447,295       1.59%
         Security Houses              406             0.27%      65,260,732      23.36%
       Insurance Companies              1             0.00%       8,025,156       2.87%
         Investment Trust               -             0.00%               -       0.00%
        Commercial Banks               39             0.03%       4,924,686       1.76%
          Merchant Bank                 4             0.00%          41,784       0.01%
      Mutual Savings & Finance          -             0.00%               -       0.00%
            Companies
       Other Institutions             170             0.11%      45,750,433      16.38%
           Individuals            150,275            99.44%     135,575,976      48.54%
           Foreigners                 154             0.10%      15,169,586       5.43%
                                  -------           ------      -----------     ------
              Total               151,116           100.00%     279,322,680     100.00%
                                  =======           ======      ===========     ======

     * Due to the fact that the list of shareholders is updated only at the end of year, any changes in shareholding since the end of 2002 to date are not available. The table above is compiled based on the list as of December 31, 2002.

     (4) Ownership by Minor Shareholders, Major Shareholders and Other Shareholders

                                                       (As of December 31, 2002)

                                      # of
                                  shareholders    Ownership    # of shares    Ownership
                                  ------------    ---------    -----------    ---------

     Minor Shareholder               151,101        99.99%     178,496,273       63.30%
          (Total)
     Major Shareholder                     8         0.01%      36,364,853       13.02%
           Others                          7         0.00%      64,461,554       23.68%
           Total                     151,116       100.00%     279,322,680      100.00%

     * Due to the fact that the list of shareholders is updated only at the end of year, any changes in shareholding since the end of 2002 to date are not available. The table above is compiled based on the list as of December 31, 2002.

2.   Information on shares and share certificates

     1)   Preemptive right

          (a) Except as otherwise provided for in the Articles of Incorporation, each shareholder of the Company shall have preemptive rights to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.

          (b) If any shareholder waives or forfeits its preemptive rights, then such waived or forfeited share shall be disposed of in accordance with the resolution of the Board of Directors of the Company.

     (c) Notwithstanding the provisions of the foregoing paragraph (a), the Company may, by resolution of the Board of Directors, allocate such new shares to any persons other than existing shareholders in the following situations:

     - If new shares are subscribed by the public or by certain subscribers pursuant to the Securities and Exchange Act;

     - If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;

     - If new shares are allotted to the members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act;

     - If new shares are issued in the form of depositary receipts (DR) in accordance with the Securities and Exchange Act;

     - If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act; or

     - If new shares are issued to a foreign telecommunication company that has completed the foreign investment procedures or foreign financial/investment institution for the purpose of strategic alliance in relation to the business.

     (d) Except as otherwise amended by resolution of the Board of Directors, the Company shall, for the first five fiscal years after incorporation of Company, issue new shares in accordance with the capital increase plan under the Initial Business plan as defined in Article 41, Paragraph 1 hereof. The subscription amount for the new shares shall be decided by resolution of the Board of Directors. The Company may, however, issue any part or all of such new shares at the market price. Provided, however, that the subscription amount for shares initially allotted to the employee stock ownership association shall be the par value of shares.

     (e) In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

     (2)  Fiscal year

          - The fiscal year of the Company shall begin on the first (1) day of each year and end on the thirty-first (31) day of December of the same year.

     (3)  General shareholders' meeting

          - The general shareholders meeting shall be held within three (3) months after the closing of each fiscal year.

     (4)  Closure of shareholders register and setting of record date

          - The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property from the day following the last day closing of each accounting period till the closing date of the annual ordinary general shareholders meeting.

          - The Company shall entitle every shareholder on its shareholders' list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.

          - The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

          - The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

     (5)  Class of shares and denomination of share certificates

          - The shares issued by the Company shall be nominative common shares, which shall be represented by share certificates in fifteen (8) denominations: One (1), Five (5), Ten (10), Fifty
               (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000).

     (6)  Shares register and transfer agent

          -    For domestic : Korea Securities Depositary (Tel: 3774-3000)

          -    For ADR holders : Deutsche Bank (Tel: 852-2203-7850)

     (7)  Public notice

          - Public notice of the Company shall be made by publishing them in "The Korea Daily", a daily newspaper published in Seoul, Korea.


3.   Stock performance during last six (6) months.

     (1)  Domestic
                                                 (Unit: KRW, thousands of share)

             Description      March   February   January   December   November   October
          ----------------   ------   --------   -------   --------   --------   -------
          KOSDAQ     High     2,720     2,650      3,430     3,900      4,210      5,170
                     Low      2,100     2,300      2,510     3,210      3,410      4,450
          Monthly trading    96,746    43,996     62,640    91,291    122,229     91,749
              volume

(2)  Overseas
                                                                (Unit: US$, ADR)

        Description        March    February    January    December    November    October
     -----------------    ------    --------    -------    --------    --------    -------
     NASDAQ       High    2.0800     2.3900      2.9000     3.0400      3.0500      3.2400
                  Low     1.7373     1.9500      2.3800     2.5500      2.5200      2.5000
     Monthly trading      35,800     80,877     131,400     68,400      71,679      39,500
          volume

VII. INFORMATION ON DIRECTORS, OFFICERS & EMPLOYEES

1.   Directors and executive officers

     (1)  Directors and Officers

          Name                                  Position
     --------------       -----------------------------------------------------------
     In-Haeng Lee         Representative Director and Senior Executive Vice President

     Jin-Duck Kim         Executive Vice President

     Young-Woo Nam        Non-standing Director

     Soonho Hong          Non-standing Director

     Shin-Bae Kim         Outside Director

     Sung Kyou Park       Outside Director & member of Audit Committee

     Hang-Gu Bahk         Outside Director

     Yong Hwan Kim        Outside Director & member of Audit Committee

     Wung Hae Lee         Outside Director & member of Audit Committee

     Sun Woo Kim          Outside Director & member of Audit Committee

     Sa Hyeon Seo         Outside Director

     Jong-Myung Lee       Senior Executive Vice President

     Jin-Ha Kim           Executive Vice President

     Hong Yeol Joo        Senior Vice President

     Jin-Woong Kho        Senior Vice President

     Hyung-Keun Song      Senior Vice President

     Young Ho Cho         Senior Vice President

     Kyoung Lim Yun       Senior Vice President

     Taek Min Kwon        Senior Vice President

     Young Wan Cho        Vice President

     Matt Ki Lee          Vice President

     Sung-Chan Son        Vice President

     Gab Seok Oh          Vice President

     Hyun Chul Shin       Vice President

     ----------
     * The total amount of salaries paid in 1Q 2003 was KRW214.8 million and the average salary per director as of March 31, 2003 was KRW30.7 million.

     * Salaries were paid to only 7 registered directors including resigned directors.

     * The total amount of salaries paid in 1Q 2003 to non-registered directors and officers was KRW399.0 million and the average salary per person was KRW30.7 million.

     (2)  Officers holding post in subsidiary

                                                    Subsidiary
                                   ---------------------------------------------
         Name          Title             Name           Title         Remarks
     ------------    ---------     ---------------     --------     ------------
     Jin-Duck Kim    Executive     Hanaro T&I Inc.     Director     Non-standing
                        Vice
                     President

2.   Employees (As of March 31, 2003)
                                                           (Unit: KRW millions)

                                                          Amount of Total Wages
     Description        Employee        Others(1)            paid in 1Q 2003
     -----------        --------        ---------        ----------------------
        Male              1,370               49                  18,392
       Female                84               83                     766
                         ------           ------                  ------
        Total             1,454              132                  19,158
                         ======           ======                  ======

3.   Labor Union

              Description                    Details                  Remark
     ----------------------------   -----------------------   ------------------
              Eligibility           Senior manager and blow
     Number of registered members             990              As of May 6, 2003
       Number of standing member           Undecided
              Affiliation              Korea Labor Union
         Date of establishment         February 14, 2002

VIII. MATERIAL TRANSACTIONS WITH RELATED PARTIES

1.   Transactions with major shareholders

     A)   Investment Details

                 Shareholders                    Face Value (KRW million)             Balance (KRW million)
                 ------------                    ------------------------             ---------------------


                  LG Telecom                               5,396                               5,396
                   Dreamline                              39,530                              39,530
           Hanaro Realty Development                       2,500                               2,500
                  Hanaro T&I                               1,900                               1,900
                Hanaro Web(n)TV                           17,309                              17,309
                  M commerce                               4,585                               4,585
                     KDMC                                    500                                 500
                                                          ------                              ------
                    Total                                 71,720                              71,720
                                                          ======                              ======

     B)   Real estate rent

                                        (Unit: Square yard, in thousands of Won)

                                                                                          Rental details
                                                          Increase in         -------------------------------------
                                                          rental space        Term of
       Shareholders          Type        Location         (Square yard)       contract         Deposit         Rent
       ------------          ----        --------         ------------ -      --------         -------         ----
     Dacom Corporation     Building        Dong-Ku,           -            Jul 1, '02 -                -        128
                                            Pusan                          Jun. 30, '03

                           Building    Youngdeungpo-Ku,       -            Aug. 7, '99 -         210,080          -
                                            Seoul                          Dec. 31, '04

                           Building      Namdong-Ku,          -            May 27, '98 -       1,966,800          -
                                            Inchon                          May 26, '03

                           Building        Kwachoen           -           Jul. 10, '98 -         188,000          -
                                           Kyunggi                          Jul. 9, '03

                           Building        Dong-Ku            -            May 27, '98 -       1,500,114          -
                                            Pusan                           May 26, '03

                           Building       Pyungtak,           -           Aug. 17, '01 -         112,800          -
                                           Kyunggi                          Aug. 16, '03

                           Building        Jungeup,           -           Aug. 17, '01 -          78,000          -
                                           Jeonbook                        Aug. 16, '03

                           Building         Icheon            -           Aug. 17, '01 ~         100 000          -
                                           Kyunggi                          Aug. 16, '03

                           Building        Namwon,            -           Sep. 19, '01 -          28,410          -
                                           Jeonbook                        Sep. 18, '03

                           Building        Milyang,           -           Sep. 14, '01 -          20,000         90
                                           Kyungnam                        Sep. 13, '03




                           Building        Kuri,              -            Sep. 20, '01 -          186,830             -
                                          Kyunggi                           Sep. 19, '03

         LG Telecom        Building       Nam-Ku,             -            Jan. 1, '03 ~                 -         1,000
                                         Kwangjoo                           Dec. 31, '03

                           Building       Suwon               -            Dec. 21, '02 ~            3,000           900
                                          Kyunggi                           Dec. 20, '03

                           Building     Yeonje-Ku,            -            May. 27, '02 ~            4,267           500
                                           Pusan                            May. 26, '03

        LG Industrial      Building     Sasang-Ku,            -            Mar. 01, '01 -        1,000,000             -
           Systems                         Pusan                            Feb. 28, '06

          Powercomm        Building       Kimhae              -            Jul. 01, '00 -                -         1,600
                                         Kyungnam                           Jun. 30, '03

     Dreamline Co., Ltd.   Building      Chunahn,             -            Jul. 16, '02 -           38,000        14,400
                                         Chungnam                           Jul. 15, '04

                           Building      Eujongbu,            -            Jul. 16, '02 -           48,000         4,800
                                          Kyunggi                           Jul. 15, '04

                           Building       Nobyun              -            Aug. 27, '02 ~            2,250           800
                                          Daegu                             Aug. 26. '03

                           Building      Songhyun             -            Aug. 27, '02 ~            2,250           800
                                           Daegu                            Aug. 26. '03

                           Building    Youngdeungpo-Ku,       -             Sep. 3, '02 ~           43,000         3,200
                                           Seoul                            Sep. 2, '04

                           Building      Mokpo si             -             Sep. 3, '02 ~           16,000         2,400
                                          Jeonnam                           Sep. 2, '04

                           Building       Haundae             -             Sep. 3, '02 ~           12,500         1,600
                                           Busan                             Sep. 2, '04

                           Building       Anyang              -            Oct. 16, '02 ~           28,600         7,750
                                          Kyunggi                           Dec. 31, '03

                           Building      Seongnam             -            Oct. 25, '02 ~           17,160         7,592
                                          Kyunggi                            Dec. 31, '03

                           Building        Iksan                            May. 13, '03 ~               -         1,886
                                          Jeonbuk            6.0             Apr. 30, '04
                                                             ---                                 ---------        ------
                           Total                             6.0                                 5,606,061        49,446
                                                             ===                                 =========        ======


C)   Long term Contracts

                                                      (Unit: in billions of Won)

                                               Term of         Object of
      Shareholders      Type of contract       Contract         contract        Amount             Remarks
      ------------      ----------------       --------        ---------        ------             -------
     LG Capital         Long-term Lease     Jun. 26, '01    LG Electronics'     50.0     A capital lease contract
     Services Corp.     Contract            ~ Jun. 30, '03  products                     in aggregate amount up
                                                                                         to a ceiling committed.
                                                                                         Draw down to be
                                                                                         contracted and executed
                                                                                         from the demand of HTI.

     Dacom Corporation  Long-term           Jan. 1, '03 ~   Telecom             70.0     The total contract
                        interconnection     Dec. 31, '03    equipments and               amount is not the amount
                        agreement                           interconnection              stated in the contract.
                                                                                         Rather, it is an
     Powercomm          Long-term           Jan. 1, '03 ~   Telecom             100.0    estimate of maximum
                        interconnection     Dec. 31, '03    equipment lease              transaction amount for
                        agreement                                                        the full year approved
                                                                                         at the board of
                                                                                         directors meeting.

     Hanaro T&I         Long-term           Jan. 1, '03 ~   Customer service    50.0     Considering frequency
                        interconnection     Dec. 31, '03                                 and amount of contract
                        agreement                                                        less than the limit of
                                                                                         corporate disclosure,
                                                                                         date of transaction is
                                                                                         set on the date of board
                                                                                         resolution and
                                                                                         transaction period as
                                                                                         the full year of 2003.
                                                                                -----
                                      Total                                     270.0
                                                                                =====



2.   Transactions with shareholders, employees and others

     A)   Real estate rent

                                       (Unit : Square Yard, in thousands of Won)

                                                                                    Rental details
                                                         Increase in      ------------------------------------
                                                         rental space      Term of
            Name           Type        Location         (Square yard)     contract          Deposit       Rent
            ----           ----        --------        ---------------   ----------         --------      ----


      SKT Corporation    Building    Bundang-Ku,              -           May 3, '99 -    2,061,900          -
                                       Sungnam                             May 2, '04

                         Building     Dalseo-Ku,              -         Apr. 11, '02 ~            -        780
                                        Daeku                             Apr. 10, '03

                         Building      Jung-Ku                -           Mar.5, '02 ~      520,000          -
                                       Daejeon                             Mar.4, '04

                         Building      Dong-Ku                          Aug. 27, '02 ~       50,000        493
                                       Kwangju                           Aug. 26, '03

      Daewoo             Building       Wonju                 -          Jun 18, '01 ~      887,125          -
      Securities                       Kangwon                            Jun 17, '03

      LG Insurance       Building        Kumi                 -           May 1, '03 ~      566,930          -
                                       Kyungbuk                            Apr 30, '04
                                                              --                          ---------      -----
                         Total                                -                           4,085,955      1,273
                                                              ==                          =========      =====

IX. OTHER REQUIRED ARTICLES


1.   Public Disclosure from January 1, 2003 to May 15, 2003

     A)   Public disclosure pursuant to Articles 6-2 and 6-3

         Date                            Agenda                                                   Public Disclosure
     ------------      ----------------------------------------------     ----------------------------------------------------------
     Jan. 6, 2003      Open Interest Balance of Derivatives               -  Derivative traded: Won/US$ forward (US$50,000,000)
                                                                          -  Loss incurred form the forward contract:
                                                                             KRW1,544,500,000

     Jan. 16, 2003     Cancellation of BOD resolutions                    -  Confirmation of the disclosure dated December 30, 2002

     Jan. 17, 2003     Acquisition (redemption) of convertible bond       -  Total amount of bond acquired: KRW43,000,000,000
                       before maturity after its issuance                 -  Total face amount of bond acquired: KRW43,000,000,000

     Jan. 17, 2003     Acquisition (redemption) of convertible bond       -  Total amount of bond acquired: KRW43,000,000,000
                       before maturity after its issuance                 -  Total face amount of bond acquired: KRW43,000,000,000

     Feb. 6, 2003      5% increase in revenue compared to previous        -  Total increase in revenue: KRW428,410,682,763
                       fiscal year                                        -  % of increase in revenue: 51.9%

     Feb. 6, 2003      15% decrease in ordinary loss compared to          -  Total decrease in ordinary loss: KRW120,972,825,549
                       previous fiscal year                               -  % of increase in revenue: 49.6%

     Feb. 6, 2003      15% decrease in net loss compared to previous      -  Total decrease in net loss: KRW120,972,825,549
                       fiscal year                                        -  % of increase in revenue: 49.6%

     Feb. 25, 2003     BOD Resolution for Annual General Meeting of       -  Date and agenda confirmation of AGM
                       Shareholders

     Feb. 25, 2003     Amendments to business objectives                  -  Adding "Provide telecommunications services" and others

     Feb. 25, 2003     Transaction with the largest shareholding group    -  Company name: Dacom Corporation
                                                                          -  Transaction amount: KRw70,000,000,000

     Feb. 25, 2003     Transaction with the largest shareholding group    -  Company name: Powercomm
                                                                          -  Transaction amount: KRw100,000,000,000

     Feb. 25, 2003     Transaction with the largest shareholding group    -  Company name: Hanaro T&I
                                                                          -  Transaction amount: KRw50,000,000,000

     Feb. 25, 2003     Cancellation of stock purchase option rights       -  Officers and employees subject to cancellation:
                       grant                                                 Mr. Changho Chun and 40 employees

     Mar. 13, 2003     AGM reference material                             -  Role of outside directors and issues concerning
                                                                             compensation
                                                                          -  Transactions with major shareholders
                                                                          -  Business outlook

     Mar. 21, 2003     Submission of 2002 Audit Report                    -

         Date                            Agenda                                                 Public Disclosure
     ------------      ----------------------------------------------     ----------------------------------------------------------
     Mar. 28, 2003     Resolutions of 2003 Annual General Meeting of      -  Disclosure of approved items at AGM
                       Shareholders

     Mar. 28, 2003     Appointment of outside directors                   -  Yong Hwan Kim
                                                                          -  Wung Hae Lee
                                                                          -  Sung Kyou Park
                                                                          -  Sa Hyeon Seo
                                                                          -  Sun Woo Kim

     Mar. 28, 2003     Appointment of Audit Committee members             -  Young Hwan Kim
                                                                          -  Wung Hae Lee
                                                                          -  Sung Kyou Park
                                                                          -  Sun Woo Kim

     Mar. 31, 2003     Submission of 2002 annual report                   -

     Apr. 30, 2003     Submission of consolidated 2002 annual report      -

     May. 9, 2003      BOD Resolution for EGM                             -  Date and agenda approved of EGM

     May. 13, 2003     Lease of Real Estate to Affiliated Company         -  Name: Dreamline Co., Ltd
                                                                             o Rent: KRW 1,885,725

     May. 15, 2003     Submission of 1Q 2003 quarterly report             -




     B)   Public disclosure pursuant to KOSDAQ regulations

         Date                              Title                                              Public Disclosure
     ------------      ----------------------------------------------     ----------------------------------------------------------
     Jan. 6, 2003      Open interest balance of derivatives                  -

     Jan. 16, 2003     Syndicated loan                                       -

     Jan. 17, 2003     Acquisition (redemption) of convertible bonds         -
                       before maturity

     Jan. 17, 2003     Acquisition (redemption) of convertible bonds         -
                       before maturity

     Feb. 6, 2003      5% increase in revenue compared to previous           -
                       fiscal year

     Feb. 6, 2003      15% decrease in ordinary loss compared to             -
                       previous fiscal year

     Feb. 6, 2003      15% decrease in net loss compared to previous         -
                       fiscal year

     Feb. 25, 2003     BOD resolution for Annual General Meeting of          -
                       Shareholders

     Feb. 25, 2003     Amendments to business objectives                     -

     Feb. 25, 2003     Transaction with the largest shareholding group       -

     Feb. 25, 2003     Transaction with the largest shareholding group       -

     Feb. 25, 2003     Transaction with the largest shareholding group       -

     Feb. 25, 2003     Cancellation of Stock Purchase Option Rights Grant    -

         Date                            Title                                                Public Disclosure
     ------------      ----------------------------------------------     ----------------------------------------------------------
     Mar. 13, 2003     AGM reference material                                -

     Mar. 28, 2003     Resolutions of 2003 Annual General Meeting of
                       Shareholders

     Mar. 28, 2003     Appointment of outside directors

     Mar. 28, 2003     Appointment of Audit Committee members

     Mar. 28, 2003     Change in Representative Director                     -  Before the change

                                                                                o  Representative Director & CEO: Un-Sik Shin

                                                                                o  Representative Director & Senior Executive
                                                                                   Vice President: In Haeng Lee
                                                                                   (Independent president)

                                                                             -  After the change

                                                                             Representative Director & Senior Executive Vice
                                                                             President: In Haeng Lee (Independent president)

     Mar. 28, 2003     Summary of BOD members

     Mar. 31, 2003     Submission of 2002 annual report

     Apr. 30, 2003     Submission of consolidated 2002 annual report

     May. 9, 2003      BOD Resolution for EGM

     May. 13, 2003     Lease of Real Estate to Affiliated Company

     May. 15, 2003     Submission of 1Q 2003 quarterly report

     C)   Fair Disclosure (FD)

         Date                          Title                                             Public Disclosure
     ------------      -------------------------------------     -------------------------------------------------------------------
     Nov. 1, 2002      FD                                        Press release: BOD resolution on foreign investment inducement

     Nov. 7, 2002      FD                                        Subscriber numbers as of October 2002

     Nov. 8, 2002      FD                                        Announcement of 2002 October subscriber number

     Nov. 14, 2002     FD                                        3Q2002 conference call

     Nov. 14, 2002     FD                                        3Q02002 earnings announcement

     Nov. 27, 2002     FD                                        Press release: Export of animated 3-D film to Japan

     Nov. 29, 2002     FD                                        Official stance of Hanaro Telecom on acquisition of a major stake in Powercomm by Dacom

     Nov. 29, 2002     FD                                        Official stance of Hanaro Telecom on Dacom's acquisition of  a major stake in Powercomm

     Dec. 5, 2002      FD                                        Management restructuring

     Dec. 11, 2002     FD                                        Announcement of 2002 November subscriber numbers

     Dec. 12, 2002     FD                                        Long-distance and international telephony service license

     Dec. 16, 2002     FD                                        Press release: Hanaro's agreement with Flarion Technologies

     Dec. 30, 2002     FD                                        Press release: Hanaro's acquisition of 72% stake in Thrunet

     Jan. 16, 2003     FD                                        Announcement of 2002 December subscriber numbers

     Jan. 16, 2003     FD                                        Press release: Cancellation of Share purchase agreement

     Jan. 17, 2003     FD                                        Press release: Commercialization of 20Mbps-VDSL broadband service


         Date                         Title                                       Public Disclosure
     ------------      -------------------------------------     -------------------------------------------------------------------
     Jan. 23, 2003     FD                                        Press release: Establishment of mobile LAN-based IPv6 (Internet protocol version 6) system

     Feb. 6, 2003      FD                                        Press release: Announcement of 2002 results and 2003 business plan

     Feb. 11, 2003     FD                                        Announcement of 2003 January subscriber numbers

     Feb. 13, 2003     FDE                                       Press release: Cooperation with Kyrgyz Republic

     Feb. 28, 2003     FD                                        4Q2002 earnings announcement

     Mar. 10, 2003     FD                                        Announcement of 2003 February subscriber numbers

     Mar. 28, 2003     FD                                        The 54th  BOD Meeting

     Apr. 4, 2003      FD                                        Press release: MOU with Broad Storms for 2.3 GHz mobile internet

     Apr. 11, 2003     FD                                        Announcement of 2003 March subscriber numbers

     May. 12, 2003     FD                                        Announcement of 2003 April subscriber numbers

     May. 13, 2003     FD                                        Press release: Ethics on Management

     May. 14, 2003     FD                                        1Q2003 earnings announcement

     D)   Corporate disclosure upon request

         Date                        Title                                           Public Disclosure
     ------------      -------------------------------------     -------------------------------------------------------------------
     Apr. 28, 2003     Foreign investment inducement             The Company will make an adequate disclosure on any progress in foreign investment

2.   Summary of Annual General Meeting of Shareholders

            Date                           Agenda                                                  Resolution
     ----------------      ----------------------------------------------     ------------------------------------------------------
     The 6th AGM           Approval of Balance Sheet and Statements of        Approved
     (March 28, 2003)      operations for the FY2002

                           Approval of Statements of Disposition of           Approved (no dividend)
                           Deficit for the year FY2002

                           Appointment of directors                           Directors newly elected;

                                                                              Sun Woo Kim (Non-standing)

                                                                              Sa Hyeon Seo (Non-standing)

                                                                              Directors re-elected;

                                                                              Young Woo Nam (Non-standing)

                                                                              Yong Hwan Kim (Non-standing)

                                                                              Wung Hae Lee (Non-standing)

                                                                              Sung Kyou Park (Non-standing)

                           Approval of maximum amount of remuneration         Approved
                           for directors for year 2003

                           Amendments to the Articles of Incorporation        Rejected

     The 5th AGM           Approval of Balance Sheet and Statements of        Approved
     (March 29, 2002)      operations for the FY2001

                           Approval of Statements of Disposition of           Approved (no dividend)
                           Deficit for the year FY2001

         Date                                 Agenda                                           Resolution
     ----------------      ----------------------------------------------     ------------------------------------------------------
                           Amendments to the Articles of Incorporation        Approved

                           Amendments to the regulation on severance          Approved
                           payment for standing directors

                           Appointment of new directors                       Directors newly elected;

                                                                              Dong Ki Kim (Non-standing)

                                                                              Sung Kyou Park (Non-standing)

                                                                              Yong Hwan Kim (Non-standing)

                                                                              Wung Hae Lee (Non-standing)

                                                                              Hang Gu Bahk (Non-standing)

                                                                              Shin Bae Kim (Non-standing)

                                                                              Soon Ho Hong (Non-standing)

                           Approval of maximum amount of remuneration for     Approved
                           directors for year 2002




3.   Contingent Liabilities

(1)  Promissory notes

              Creditor                Number of notes        Amount             Remarks
     --------------------------       ---------------        ------        ----------------
     Financial institutions                 4                 Blank        Relating to loan

4.   Matters of Importance after 1Q 2003 Book Closing

(1)  BOD Resolution for EGM.

     -    Date: July 18, 2003

     -    Venue: Hanaro Telecom, Inc. 10/F Ilsan Information Center

     -    Agenda

          o    Amendments to the Articles of Incorporation

          o    Appointment of directors